U.S. SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549
               ______________________________

                            FORM 10-SB

           GENERAL FORM FOR REGISTRATION OF SECURITIES
        PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
                       EXCHANGE ACT OF 1934
_________________________________________________________________
                          iMALL, INC.

      (Exact name of registrant as specified in its charter)

              NEVADA                      59-2544687B
--------------------------------       ------------------------------
(State or other jurisdiction of         (I.R.S. Employer
    incorporation or organization)       Identification No.)

    1185 South Mike Jense Circle, Provo, Utah            84601
----------------------------------------------------------------------
(Address of principal executive offices)               (Zip Code)

Registrant's telephone number, including area code:     (801) 373-1717
Securities to be registered pursuant to Section 12(b) of the Act:

          Title of each class    Name of each exchange on which
          to be so registered    Each class is to be registered

          ________________        _______________________
          ________________        _______________________

Securities to be registered pursuant to Section 12(g) of the Act:

                  Common Stock $.001 par value
     -------------------------------------------------------
                         (Title of class)

                          Not Applicable
-----------------------------------------------------
(Title of Class)






                              PART I

   Item 1.     DESCRIPTION OF BUSINESS

   Overview of the Company's Business
    ---------------------------------
          iMall, Inc., a Nevada corporation (the "Company"), is an Internet commerce and services company that maintains an Internet web site called the "iMall". The iMall offers goods and services for sale from a variety of merchants, each of which has a web site within the iMall, and also through iMall-posted advertisements from merchants and other service providers. In 1996, which was the Company's first year of business as it is presently constituted, the Company concentrated its efforts on Internet commerce seminars, workshops and other consulting services with the objective of increasing its base of iMall merchants and advertisers. Consequently, the Company has to date derived most of its revenue from these activities. In the event that the number of iMall merchants and advertisers continues to increase, the Company expects a larger share of its revenues to derive from sales of advertisements, sales of iMall web sites, rental and maintenance fees from iMall merchants, web site design, and other Internet technology related services. The Company is also seeking to develop within the iMall a number of professional and business services sites, such as career planning services, and other professional and business information sites. The Company believes that by combining professional and business services and information with a wide variety of high quality retail goods and services, the iMall will become one of the primary sites for Internet commerce.

   Forward-Looking Information
   ---------------------------
          This registration statement contains certain forward-looking statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. When used in this registration statement, the words "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to the Company or the Company's management, are intended to identify forward-looking statements. Such statements reflect the current view of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions.
Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. The Company does not intend to update these forward-looking statements.

   Internet Commerce
   ------------------

          The Internet is a world wide series of interconnected electronic and/or computer networks. Individuals and companies have recently recognized that the technological capabilities of the Internet provide a medium for not only the promotion and communication of ideas and concepts, but also for the presentation and sale of information, goods and services. An estimated 38.7 million people now use the Internet in the United States at least occasionally according to a survey conducted in the third quarter of 1996 by Find/SVP in conjunction with Jupiter Communications. This survey concluded that approximately nine million adult Americans logged onto the Internet's World Wide Web daily, while approximately twenty million logged on every week. Further, an Odyssey survey indicated that the Internet continues to enjoy a growth rate of 20% per month.

          Historically, the Internet has been accessible through personal computers. Recently, several companies have announced "Web TV" products designed for attachment to television sets for the purpose of allowing access to the Internet without the need for a personal computer. Although these products do not permit the full range of functions provided by personal computers, they do permit many of the features of the Internet to be viewed on television sets. While no assurance can be given, these new Web TV products are expected to increase the number of people who access the Internet.

          The term "Internet commerce" encompasses the use of the Internet for marketing, advertising and selling goods and services. The ability to use the Internet for marketing and advertising results from the power to communicate information through the Internet to a large number of individuals, businesses and other entities. The ability to use the Internet to consummate sales and other commercial transactions results from the power to conduct through the Internet two-way communication, from merchant to buyer and from buyer to merchant.

          The cost of marketing goods and services on the Internet is significantly lower than traditional methods of marketing, such as catalog sales, direct mail or television advertising. Marketing on the Internet can be especially advantageous for smaller companies because it removes several physical and capital barriers to entry and serves to level the competitive playing field, by allowing smaller companies to effectively compete with larger companies.

   How Commerce is Tracked
   -----------------------
          There are three different methods to measure Internet activity for a particular web site. The first method is to count the number of "hits" on the site. "Hits" refers to the total number of files retrieved from a web page. These files can either be text documents, executable files (i.e. downloaded programs), or graphic images. A file is deemed retrieved whether it is simply accessed, or actually downloaded. Depending on how much activity is generated, a single visitor to a site could add hundreds of hits to a given web site.

          A second method of measuring activity is to count the number of "visitors" to a web site. Visitors (or accesses to a site) are the total number of unique people coming to a particular web site. The degree of difficulty in using this method to track commerce on a web site increases with the number of entry points into the site.

          The third method of measuring activity on a web site is to count "impressions". Impressions usually refer to the total number of banners or pages (pieces of information) imposed into a user's line of site. Because items creating impressions may change while a viewer is still viewing a single page, more impressions than visitors may be generated by a web page.

   Internet Security
   --------------------
          Currently, one of the largest barriers to a potential customer's willingness to conduct commerce over the Internet is the perceived ability of unauthorized persons to access and use personal information about the user, such as credit card account numbers, social security number and bank account information. Concerns about the security of the Internet include concerns over the authenticity of the user (ie, is the user who they say they are), verification and certification methods of who these users are, and privacy protection for access to private information transmitted over the Internet. However, recent advances in this area have greatly reduced the possibility of any such unauthorized access or use. For a discussion of the methods of security employed by the Company, see "-- iMall Security".

   The iMall
   ----------
          The Company maintains an Internet web site called the "iMall". Upon accessing the iMall site, an Internet user is shown the iMall home page. This home page displays several of the key merchants and sponsors of the iMall and provides users with access to each of iMall's approximately 750 storefronts, 9,000 advertisements, and the iMall directory. The iMall's key merchants currently include Checker Auto, Leggs, Hanes, Big Dog Sportswear, Breath Assure, Circus Circus, MGM Grand, and Amazing Discoveries. The iMall currently is receiving over ten million "hits" per month.

          The iMall directory lists sites by product or service categories and allows users to perform global searches of the entire iMall. Users may also use a "power shopping" function to narrow their search to a specific area of the iMall, a specific product, or even merchants or products from a particular region of the country. A viewer who wishes to purchase items offered on the iMall can do so simply by submitting an order online and entering a credit card number.

          In addition to the traditional search options, the iMall offers a special function called the Deals of the Day. This service is updated daily and alerts iMall users to special manufacturer discounts on first quality name brand merchandise.

          The iMall is also currently hosting a $250,000 sweepstakes sponsored by AT&T. Contestants may visit the iMall to enter and to see if they are the winner of a daily prize. This sponsorship has helped increase the number of hits to the iMall site by over 30%.

          In addition to well known merchandisers, several radio stations including KABC talk radio and KMPC radio (each a Los Angeles based radio station) maintain sites on the iMall. Maintaining sites on the iMall allows these stations greater exposure due to the high volume of traffic on the iMall. These stations post sports information, texts of interviews on their stations, traffic and other information, as well as sell promotional products.

   iMall Security
   --------------
          The Company's current electronic commerce service includes the use of CyberCash's Secure Internet Payment Service. This service incorporates an RSA encryption method between a shopper on the iMall and a CyberCash enabled merchant on the iMall wherein the iMall shopper is prompted by their "personal
wallet" which they have established on their personal computer.   This
personal wallet then negotiates with the merchant's bank through CyberCash for authorization. The transaction between the iMall shopper and the Company is also secured by a customized Apache server. Upon shipment of the purchased product, the merchant then negotiates with their bank through CyberCash for a capture of funds. These security methods provide a high level of encryption protection for user's credit card numbers, bank account numbers, and other personal information.

  iMall Products and Services
  ---------------------------

          The Company derives substantially all of its revenue from the following sources:

        Educational Seminars

          The principal marketing methods employed by the Company today are its preview and workshop seminars. These seminars target individuals and businesses interested in marketing their products and services on the Internet, or simply learning about business opportunities relating to the Internet. The Company uses infomercials, 60 second radio advertising, directed mailings to targeted audiences, as well as print advertisements to attract attendees to its preview seminars. The preview seminars are conducted free of charge for attendees and are designed to showcase the value of the Internet workshop.

          The Company also conducts Internet workshops at a cost of $2,995.00 per person. These seminars include extensive instruction about the Internet and are taught by various instructors who have experience in areas such as direct marketing, business development, Internet commerce, and web site design.

          In addition to the Internet instruction, seminar participants receive two web sites, each consisting of up to five web pages, and ten classified advertisements on the iMall, all designed by the Company.

          The Company also offers information "home study" products priced at $1,495 and $995 for those who are interested in learning about the Internet but choose not to attend the workshop.

          The Company has also created a program whereby a few independent companies have been allowed to offer their clients the Company's home study products directly. The most significant reseller is National Direct Corporation, which is currently selling between two and four thousand of these home study products per month. These sales currently account for a net return to the Company of approximately $200,000 per month.

        Site Fees

          The Company charges most of its stores a monthly maintenance fee for maintaining their site on the iMall. The basic fee is $59.00 per month. This fee pays for "space" on the iMall servers and technical support from the Company. The Company plans to expand its maintenance fee offerings to include more advanced maintenance services including technology updates, periodic design updates and data gathering services during 1997. However, there can be no assurance that the Company will be successful with this program.

        Custom Web Site Development and Maintenance Services

          The Company has a technology staff that performs billable services such as design and development work for current iMall web sites, as well as full corporate site development.

          The Company's Internet publishing service employs the Company's proprietary web site development tool which is called "iStore". iStore facilitates the development of basic web sites, enhanced web sites, and fully customized web sites. iStore also supports basic electronic commerce components which merchants may employ on their iMall sites. Basic web sites contain text of various fonts and font sizes as well as simple images. Enhanced sites contain more advanced text, images, forms and tables that are generated through the use of Java applets, JavaScripting and similar tools. iStore provides several stylized templates for basic web site designs and a more limited number for enhanced web site designs. Fully customized web sites contain features similar to those contained in enhanced web sites but require several sophisticated design and programming resources that are not currently provided in iStore. The Company anticipates that as demand grows for the more sophisticated features found in enhanced and fully customized sites, the Company will integrate the tools for creating these features into iStore. There can be no assurance, however, that the Company will be successful in expanding and upgrading iStore.

        Royalties from Sales on the iMall

          Merchants generally agree to having a site on the iMall for a one year period. The Company is currently requiring all merchants who renew their sites on the iMall to agree to pay the Company a negotiated royalty based on sales through their iMall site. All merchants establishing new iMall sites are required to agree to such an arrangement. Revenues from this program have thus far been insignificant. This program was recently introduced by the Company, and the Company has not to date encountered any resistance to its implementation. However, the Company can make no assurance that resistance from merchants will not arise in the future.

          The Company recently implemented technology which will allow it to closely meter all types of transactions on the iMall. This new technology allows the Company to track a particular merchant's sales, thereby facilitating the Company's charging a percentage of sales. The Company expects that this revenue stream will grow substantially in the future.

        Banner Advertising

          The Company currently is recording an average of over ten million hits on its site each month. This rate continues to increase at an average rate of 10% per month. As a result of this increasing activity, the Company believes it will be able to command significant advertising rates from advertisers on the iMall. The Company has completed a new system that will generate consecutive banner advertisements at various points on the iMall site based on the number of hits or impressions purchased by the advertiser. The Company anticipates that such advertising revenue could represent up to ten percent of the Company's anticipated revenues for 1997. Because of the lack of operating history with respect to this revenue stream, it is very difficult to predict what the actual future revenues will be.

        Research and Data

          The Company requires purchasers of goods and services to complete a user profile form which the Company then stores in a database. The Company plans to encourage each visitor to its site to complete such a form. The Company believes that this information will be of value to businesses of all types moving to the Internet. Therefore, the Company plans to develop technology that will enable it to package and sell such information. However, there can be no assurance that the Company will be successful in packaging and selling this information.

   Technical Infrastructure
   --------------------------
          The Company's World Wide Web servers include the latest release Stronghold secure webservers produced by C2Net. These servers are based on Apache's version 1.1.1 base server. Apache is run on over 40% of all the web servers in the world and has been the most popular in the world for more than six months (based on the November World Wide Web server site survey conducted by Netcraft).

          The Company's Central Processing Unit server infrastructure includes four high-end web servers, running BSD compliant UNIX operating systems. Load (made up of traffic and the activities of the traffic) is distributed across these machines through round-robin domain name service which maximizes the capacity of the systems. Internet service to these machines consists of multiple DS3 (45Mb/sec) backbone service providers including MCI, Sprint, and UUNET/Alternet. The Company estimates that the current iMall system has capacity to handle in excess of 1.5 million hits per day. File system backups are written across machines to protect against a catastrophic system failure on any one given machine.



   Sales and Marketing Resources
   ------------------------------
          Several of the officers of the Company have been conducting seminars and marketing informational products for the past five years. The Company plans to continue its seminar marketing program but also plans to market to the current or future business owner/operator more aggressively. The Company plans to extend this program into select markets in professional services and business and professional information. In each case the Company plans to expand and focus its direct marketing and mail campaigns to select demographic profiles.

          The Company plans to undertake a public relations and print advertising effort targeted at the business and consumer sectors to promote the concept of electronic commerce on the Internet, and to enhance the name recognition of the iMall. However, there can be no assurance that the Company will be successful in expanding its sales and marketing efforts.

   Strategic Alliances
   --------------------
          The Company's growth is also dependent upon the continued development of strategic alliances and partnerships such as the Company's alliance with AT&T. The AT&T relationship has not only increased the number of users visiting the iMall, but, in the opinion of the Company's management, it has also added significant credibility to the Company. Relationships such as this will be key to building the acceptance and the revenue base of the Company. However, there can be no assurance that the Company will be successful in developing additional strategic alliances or maintaining existing strategic alliances in the future.

          The Company, in partnership with Positive Response T.V., has produced two thirty minute infomercials centered around the opportunity to become an iMall consultant and Internet opportunities in general. The first infomercial is entitled "Super Highway to Riches" and offers a basic information package on the Internet in general for $89.85. These purchasers are then offered opportunities to attend the Company's seminar and/or to purchase home study products. This infomercial has recently completed running in certain test markets and has exceeded the Company's expectations. The infomercial has produced profits of approximately $100 per order for the Company. Positive Response T.V. expects budgets for this infomercial to be approximately $500,000 per month, all of which is paid for by Positive Response T.V.

          The second infomercial is entitled "The iMall Opportunity" and invites viewers to attend a free preview in their area. At the preview, the attendee is offered the opportunity to attend the $2,995 seminar discussed herein. Budgets for this infomercial are expected to be approximately $10,000.

          The Company has entered into a joint venture with Softbank Interactive, to bring per inquiry to the Internet. Through Softbank's representation of large Internet Web sites such as Commonwealth, Yahoo and Lycos, this venture has secured, and is securing, millions of free banner advertisements. These banners will be used to offer impulse buy products. A share of the revenue produced by such banners will be paid to the banner provider for each product sold. The remainder, minus expenses, will then be distributed through the joint venture. This joint venture has already received commitments for over ten million banners per month.



   Industry and Competitive Considerations
   ----------------------------------------

              Nature of Market. There is a lack of proven business models with respect to the generation of revenues from the sale of commercial or informational sites on the Internet. It is impossible to predict whether the Company will be successful in establishing itself as a viable sales outlet, or that consumers will purchase products from sites on the iMall in sufficient quantities for the Company to maintain a positive cash flow.

              Changing Technology. Internet advertising and commerce is a new, intensely competitive, rapidly evolving industry which is subject to rapid technological change. The success of the Company will depend, in part, upon the ability of the Company to keep abreast of technological changes that are evolving with the Internet and electronic commerce in general.


              Other Internet Malls. There are currently several hundred "malls" on the Internet, ranging from simple link sites to independently developed mall sites similar to the iMall. Fewer than five of these malls are currently considered substantial and significant from a competitive perspective by the Company. However, some of the Company's competitors may have greater financial and marketing resources than the Company, and may in the future offer additional services to its customers at rates equal to or more favorable than those offered by the Company.

   The Company's Competitive Advantages
   ------------------------------------

              Seminar Education System. The Company's management believes that the Company currently is one of only three Internet malls that have established a seminar education system. Not only is this an effective marketing and sales tool, it is also a very effective customer service tool. Furthermore, the flexibility inherent in this program permits the Company to tailor the approach to myriad markets and vertical niches.

              Consultant Program. Through the Company's seminars and home study products, the Company has amassed a network of independent consultants, each of whom may purchase the Company's products and services at wholesale prices for themselves or for resale.

              Number of Storefronts. The Company believes that the iMall has the largest number of independent storefronts of any Internet mall. Although there are other malls that claim more storefronts than the Company, those storefronts are actually only "links", rather than independent storefronts maintained on a closed site. An independent survey conducted by Jupiter Communications found that the average mall on the Internet contained only 19 "stores". The iMall currently is home to over 750 storefronts.

              Amortization of Web Site Building Costs. The Company's proprietary web site development tools and process allow it to amortize the cost of building and enhancing the web sites on the iMall. This amortization allows for the development of additional development tools.

              Reselling Data. The Company's independent storefront approach and its sophisticated database allow it to capture and assimilate demographic data, shopping and navigation habits and other very pertinent marketing information from the users that visit the iMall. This data can be provided to the iMall merchants and information providers, as well as packaged and sold to companies interested in marketing on the Internet.

              Relationships with Merchants. The Company believes its independent mall approach creates a more intimate relationship with the merchant, which, the Company believes, translates into better service to the customer and increased quality of product or service offering. This approach allows for more detailed and accurate tracking of store visits and sales, resulting in more revenue to the Company, and ensures better search and navigation performance since the Company has complete control over its servers. On the other hand, a linked mall exposes the end-user to the performance problems and the inherent unpredictability of the Internet.
   Employees

          As of January 27, 1997, the Company and its subsidiaries had a total of approximately 115 full-time employees. Sixty-five full-time employees are located in Provo, Utah, 30 are located in Studio City, California, and 25 are located in Woodland Hills, California. None of the Company's employees are covered by an ongoing collective bargaining agreement with the Company and the Company believes that its relationship with its employees is very good.

   History of the Company
   -----------------------

          The Company's predecessor for accounting purposes is Madison, York, Inc., a Utah corporation ("Madison"), which was incorporated on November 2, 1994. On January 16, 1996, Madison engaged in a share exchange with iMall, Inc., a Nevada corporation, which had been the surviving company in a merger with Natures Gift, Inc., a Utah corporation ("Natures Gift"), on January 8, 1996. Natures Gift was incorporated under the laws of the State of Utah on February 9, 1984 as Brickland, Corporation, and changed its name to Natures Gift, Inc. on May 23, 1991. Natures Gift did not transact any significant business from the date of its inception until January, 1996. As a result of this share exchange between Madison and iMall, Inc., Madison became a wholly owned subsidiary of the Company. For accounting purposes this share exchange is considered a reverse acquisition and Madison is considered the predecessor of the Company because it had operations at the time of the share exchange.
In this share exchange, the shareholders of Madison received 16,400,000 shares of common stock of the Company in exchange for all of the issued and outstanding shares of common stock of Madison.

          On January 16, 1996, the Company also entered into share exchange agreements with Cabot, Richards & Reed, Inc., a Utah corporation ("Cabot") and R&R Advertising, Inc., a California corporation ("R&R") wherein the shareholders of Cabot received 11,200,000 shares of common stock of the Company in exchange for all of the outstanding shares of common stock of Cabot and the shareholders of R&R received 4,800,000 shares of common stock of the Company in exchange for all of the outstanding shares of common stock of R&R. Each of Cabot and R&R became wholly owned subsidiaries of the Company. On March 5, 1996, the Company entered into a share exchange agreement with Inter-Active Marketing Group, Inc., a Utah corporation ("IMG") wherein the shareholders of IMG received 420,500 shares of common stock of the Company in exchange for all of the outstanding shares of common stock of IMG, and IMG became a wholly owned subsidiary of the Company. On April 26, 1996, the Company entered into a share exchange agreement with e.m.a.N.a.t.e., Inc., a California corporation ("e.m.a.N.a.t.e.") wherein the shareholders of e.m.a.N.a.t.e. received 1,600,000 shares of common stock of the Company in exchange for all of the outstanding shares of common stock of e.m.a.N.a.t.e., and e.m.a.N.a.t.e. became a wholly owned subsidiary of the Company. Certain additional information concerning these transactions is set forth in Section 7 hereof, "Certain Relationships and Related Transactions" and in the consolidated financial statements of the Company -- Note 2, which are attached hereto.

          Madison was incorporated in 1994 and commenced business in 1995 providing consulting services to Internet entrepreneurs. Madison developed the Internet specific techniques used by the Company today in its educational seminars.

          Cabot was incorporated in December 1992 and became a well known educational seminar company. Cabot developed the marketing and training techniques used by the Company today in its educational seminars.

          R&R was formed in January 1991 in California. R&R was an advertising agency that catered to small businesses. Services included commercial and infomercial production, art and graphics design, as well as print, television and radio advertising. The television department placed its clients' advertisements on hundreds of network, cable, and independent stations throughout the United States. R&R has contributed to iMall Services, Inc. ("iMall Services"), a wholly owned subsidiary of the Company, its computer advertising expertise.

          IMG recently changed its name to "Internet Yellow Pages, Inc." IMG maintained an "Internet yellow pages" are similar to regular yellow pages and also allow for different types of sponsorships which businesses can purchase for greater exposure. IMG has not yet generated any revenue for the Company.

          e.m.a.N.a.t.e. was formed by three individuals who worked on Department of Defense and NASA contracts using state-of-the-art computer and Internet technology. The founders were involved with the Internet since its infancy and recently began to focus on generating revenue from the Internet by designing web sites. Thus, while e.m.a.N.a.t.e. currently has contracts with or has recently completed projects for Lockheed-Martin, United Defense, and NASA, most of the personnel are involved with creating Internet web pages and programming advanced features such as Java, Shockwave and Virtual Reality applications for customers.

          On May 22, 1996, the Company effected a four for one forward stock split. All references in this registration statement take such split into effect when referring to the number of shares of the Company's common stock or per share data.


   Item 2:     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

          The following discussion and analysis of the Company's and the Company's predecessor's financial condition as of September 30, 1996 and December 31, 1995 and the Company's and the Company's predecessor's results of operations for the nine month periods ended September 30, 1996 and 1995 and the years ended December 31, 1995 and 1994 should be read in conjunction with the Company's financial statements and notes thereto included elsewhere in this Registration Statement.

   Results of Operations

          The Company's current operations consist of the operation of various entities which only recently became part of the consolidated group. Results of prior periods do not reflect the current mix of the Company's operations. Because Madison is the only predecessor of the Company, comparisons of historical results of operations may therefore not be meaningful.

   Comparison of Nine-Month Periods Ended September 30, 1996 and 1995

          Revenues. Revenues for the first nine months of 1996 were $12,601,116, compared to $258,561 for the first nine months of 1995. This increase was due primarily to increased workshop attendance at the Company's Internet seminars and acquisitions of new businesses.

          Cost of Sales. Total direct cost of sales for the first nine months of 1996 were $6,383,369, compared to $155,137 for the first nine months of 1995. This increase was due primarily to increased workshop attendance and higher sales volume.

          General and Administrative Expenses. General and administrative expense for the first nine months of 1996 were $4,520,875, compared to $84,727
for the first nine months of 1995.   This increase was due primarily to a
dramatic increase in the extent of the Company's operations.

   Financing
   ---------

          The Company did not engage in any debt financing, but its subsidiary, Cabot, did enter into a capital lease arrangement during the first nine months of 1995. Consequently, no long-term debt was incurred or reported. Growth was funded from internal cash flow within the entities and through private placements.

   Comparison of Fiscal 1995 and 1994
   ------------------------------------
          Because Madison did not engage in any operations prior to 1995, comparisons between 1995 and 1994 are relatively meaningless in their relationship to the Company's current operations.

          Revenues. Revenues for the fiscal year ended December 31, 1996 were $1,003,965, compared to $0 for the fiscal year ended December 31, 1995. This increase was due primarily to increased attendance at the Company's Internet seminars.

          Cost of Sales. Cost of sales for the fiscal year ended December 31, 1996 were $437,035, compared to $0 for the fiscal year ended December 31, 1995. This increase was due primarily to increased workshop attendance and higher sales volume.

          General and Administrative Expenses. General and Administrative expenses for the fiscal year ended December 31, 1996 were $588,454, compared to $0 for the fiscal year ended December 31, 1995. This increase was due primarily to a dramatic expansion of the Company's businesses and operations.

          Depreciation and Amortization. Depreciation and amortization costs for the fiscal year ended December 31, 1996 were $132,599, compared to $2,919 for the fiscal year ended December 31, 1995. This increase was due primarily to the acquisition of property and equipment in 1996.

   Liquidity and Capital Resources
   --------------------------------
          The Company has funded its cash requirements primarily through cash flows from its operating activities. However, the Company has borrowed $500,000 from an affiliated party, which amount is due and payable on or before March 31, 1997, plus interest in the amount of $12,500. In addition, the Company is seeking a line of credit in the amount of $500,000 from Zions First National Bank. The Company believes its current funds, along with cash provided by ongoing operating activities will be sufficient to finance its cash requirements for at least the next twelve months.

          The Company is currently incurring cash expenses in the amount of approximately $1,000,000 per month, of which fixed costs account for approximately $450,000. The Company anticipates capital expenditures will be approximately $600,000 for the current fiscal year.

   Item 3.     DESCRIPTION OF PROPERTIES

          The Company maintains offices in Provo, Utah, Studio City, California, and Woodland Hills, California. The Company leases its executive offices at 1185 South Mike Jense Circle, Provo, Utah 84601 on a month-to-month basis for $9,076 per month from a related party. See Item 7 "Certain
Relationships and Related Transactions".   The Company leases office space at
4400 Coldwater Canyon Blvd., Studio City, California 91604 for a total of $12,973 per month, which lease expires partially in December 1997 and partially in November 1998. The Company also leases office space at 22020 Clarendon, Suite 200, Woodland Hills, California 91367 for $4,290 per month, which lease expires in April 1999.

   Item 4.     SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

          The following table sets forth certain information known to the Company as of January 30, 1997 with respect to the beneficial ownership of the outstanding shares of the Common Stock by the Company's directors and executive officers and the directors and executive officers of the Company as a group. The Company is aware of no shareholders other than certain directors and executive officers of the Company who beneficially own more than five percent of the outstanding shares of the Company's common stock. Each person listed below has personal and sole beneficial ownership of the shares of common stock listed with their name.

Name and Address of            Number of          Percentage (1)
Beneficial Owner               Shares
--------------------------     -------------     -------------------
Craig R. Pickering             13,200,000          21.8%
1185 South Mike Jense Circle
Provo, Utah 84601

Tracy Scott                         0               0.0%
185 South Mike Jense Circle
Provo, Utah 84601

Richard Rosenblatt             13,200,000          21.8%
4400 Coldwater Canyon Blvd.
Suite 200
Studio City, California 91604

Mark R. Comer                  13,200,000          21.8%
1185 South Mike Jense Circle
Provo, Utah 84601

Martin Rosenblatt              1,353,333            2.2%
22020 Clarendon, Suite 200
Woodland Hills, California
91367

Craig Lewis                       14,000            0.1%
1185 South Mike Jense Circle
Provo, Utah 84601


David M. Rees                          0            0.0%
215 South State Street
Suite 1100
Salt Lake City, Utah 84111

     Total of Directors       40,967,333           67.7%
     and Executive
     Officers as a group
____________

(1) Based on 60,493,827 shares of common stock outstanding as of January 30, 1997.

   Item 5.     DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
PERSONS

          The following table sets forth the names, ages and positions with
the Company as   of the date of this Registration Statement of all of the
executive officers and directors of the Company. Also set forth below is information as to the principal occupation and background for each named person in the table.

Name                  Age                       Position
--------             ---------              -----------------
Craig R. Pickering    38                    President; Chairman of the
                                            Board of Directors

Tracy W. Scott        36                    Chief Executive Officer;
                                            Director

Richard Rosenblatt    27                    Executive Vice President;
                                            Director

Mark R. Comer         30                    Executive Vice President;
                                            Director

Martin Rosenblatt     53                    Vice President; Director

Craig Lewis           32                    Secretary/Treasurer

David M. Rees         30                    Director


    Craig R. Pickering. Mr. Pickering is the President and Chairman of the Board of Directors of the Company. Mr. Pickering has over 16 years of business experience including work in venture capital, sales, mergers and acquisitions and as a seminar speaker for American Business Seminars. In 1992 he formed Cabot, and in 1994 he founded Madison. He has held his present position with the Company since January 1996.

    Tracy W. Scott. Mr. Scott has been Chief Executive Officer and a director of the Company since October 1996. From 1995 to October 1996 he worked as Vice President of Electronic Information Strategy at Reed Elsevier, Inc., a large British/Dutch publishing company. He was President of Folio Corporation, a division of Reed Elsevier from 1993 to 1995. From 1992 to 1993 Mr. Scott was Senior Vice President, Account Management and Services at Merkley, Neuman, Harty, an advertising company in New York City. Mr. Scott received his Bachelor of Science and his Masters of Business Administration degrees from Brigham Young University in 1985 and 1990, respectively.

    Richard Rosenblatt.  Mr. Rosenblatt is an Executive Vice President and a
director of the Company.   In 1991, Mr. Rosenblatt formed R&R Advertising,
Inc. which specialized in advertising for small businesses, and founded Madison in 1994. Mr. Rosenblatt is the son of Martin Rosenblatt. Mr. Rosenblatt has held his present position with the Company since January 1996. Mr. Rosenblatt received his Bachelor of Arts degree in political science from the University of California at Los Angeles, where he graduated Magna Cum Laude and Phi Beta Kappa in 1991. He received his Juris Doctorate from the University of Southern California, where he graduated with honors in 1994.

Mark R. Comer. Mr. Comer is an Executive Vice President and a director of the Company. Mr. Comer has over seven years experience in marketing and in the business seminar industry. In 1992 he formed Cabot and in 1994 he founded Madison. He has held his present position with the Company since January 1996. Mr. Comer attended Brigham Young University in 1984 and 1985 as a business major.

    Martin Rosenblatt. Mr. Rosenblatt is a Vice President and a director of the Company. Mr. Rosenblatt has successfully managed a group of 20 scientists in developing and applying sophisticated physics based computer programs. He has been using the Internet regularly since its infancy, as a communications tool to reach and remotely operate the most advanced government computers in the country. Mr. Rosenblatt worked for Titan Corporation as Vice President of the Titan Research and Technology Division from 1985 to 1994. In 1994 Mr. Rosenblatt founded e.m.a.N.a.t.e. Mr. Rosenblatt is the father of Richard Rosenblatt. He has held his present position with the Company since April 1996. Mr. Rosenblatt received a Bachelor of Arts degree and a Masters of Science degree from the University of California at Los Angeles in 1964 and 1966, respectively.

    Craig Lewis. Mr. Lewis is the Secretary/Treasurer of the Company. Mr. Lewis worked for the accounting firm of Deloitte & Touche in St. Louis from 1989 through 1991. He became the Controller for AeroTrans Corporation in Salt Lake City in 1991 and in 1992 became the Controller and Corporate Secretary/Treasurer for Mountainland Support Corporation in Provo, Utah. Mr. Lewis joined the Company in 1995 as the Secretary/Treasurer. He has held his
present position with the Company since July 1996.   Mr. Lewis received his
Bachelor of Science degree in accounting in 1988 and his Master of Accounting degree in 1989, each from Brigham Young University.

    David M. Rees. Mr. Rees is a director of the Company. From 1993 through 1995 he was an associate in the Mergers and Acquisitions and Corporate Finance departments at the law firm of Skadden, Arps, Slate, Meagher & Flom in New York. Mr. Rees is an attorney and performs various services as the Company's regular outside counsel. He has been a director of the Company since July 1996. Mr. Rees received his Bachelor of Arts degree in history from Weber State University in 1990 and his Juris Doctorate from New York University in 1993.

   Item 6.     EXECUTIVE COMPENSATION

          The following table sets forth certain information as to the Company's Chief Executive Officer and each of the Company's officers who received compensation in amounts equal to or exceeding $100,000 for the year ended December 31, 1996. No person received any compensation from the Company or its predecessor in any fiscal year prior to 1996. Figures listed below do not include automobile and entertainment allowances for certain executive officers of the Company which total, in the aggregate, $100,746 for the year ended December 31, 1996.

                      Summary Compensation Table
            ------------------------------------------
Name of Individual          Capacities in Which Served              Cash
Compensation
------------------------   ---------------------------      --------------
Tracy W. Scott (1)          Chief Executive Officer              $37,019
Craig R. Pickering          President                           $125,000
Richard R. Rosenblatt       Executive Vice President            $125,000
Mark R. Comer               Executive Vice President            $125,000
____________
(1) Tracy W. Scott began working for the Company in October 1996, as Chief Executive Officer.

     The Company pays no fees to members of the Company's Board of Directors for the performance of their duties as directors. The Company has not yet established committees of the Board of Directors, but is in the process of establishing an Audit Committee and a Compensation Committee.

   Item 7.     CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

          The Company pays certain related parties for advertising, rent and computer graphic design. Sierra Advertising received $923,399 for advertising expenses, all of which is distributed directly for advertising costs, and is owned by officers of the Company. The sole purpose for the existence of Sierra Advertising is to pass through certain costs of advertising at reduced rates. No officers of the Company receive any monetary compensation from the Company through Sierra Advertising. Sierra Advertising makes no profit. All funds paid to Sierra Advertising are used by Sierra Advertising for the purchase of air time for advertising.

          The share exchanges described in Part I, Item 1 "Description of Business -- History of the Company" involved certain executive officers of the Company. At the time of the share exchanges described therein, the shareholders of Madison were Craig Pickering, Richard Rosenblatt, Mark Comer, JCH Trust, MJB Trust, CSW Trust, Ross Jardine, Phil Windley and Michael Beck; the shareholders of Cabot were Craig Pickering, Mark Comer and JCH Trust; and the sole shareholder of R&R was Richard Rosenblatt.

          The Company's principal executive offices in Provo, Utah are leased from RDR Properties, which is owned by certain executive officers of the Company, for $9,076 per month.

          e.m.a.N.a.t.e., which is a wholly owned subsidiary of the Company, received $167,200 from the Company in 1995 for computer graphic design work.

          The Company owes Martin Rosenblatt, Vice President of the Company, $99,398, arising from the settlement of certain indebtedness owed to Mr. Rosenblatt from e.m.a.N.a.t.e. prior to the Company's share exchange with e.m.a.N.a.t.e. This amount bears interest at the rate of ten percent per annum, and is unsecured.

          On January 3, 1997, the Company borrowed $500,000 from an affiliated party. This loan accrues interest at ten percent per annum, is personally guaranteed by Craig Pickering, the Company's President, and Richard Rosenblatt and Mark Comer, each an Executive Vice President of the Company. This loan is due in full on March 31, 1997.

          On May 22, 1996, the Company effected a four for one forward stock split. All references in this registration statement take such split into effect when referring to the number of shares of the Company's common stock or per share data.

   Item 8.     DESCRIPTION OF SECURITIES

          The Company's Articles of Incorporation, as amended, authorize the issuance of 300,000,000 shares of common stock, $.001 par value per share, of which 60,493,827 shares were outstanding as of January 30, 1997, and held by 448 shareholders of record. As of January 30, the Company had issued warrants to purchase 500,000 shares of common stock at exercise prices of between $1.31 and $7.00 per share. These warrants are exercisable at various dates from the present through the year 2001. Holders of shares of the Company's common stock are entitled to one vote for each share on all matters to be voted on by the stockholders, including the election of members of the Company's Board of Directors, who are each elected annually for one year terms. There are no provisions in the Company's Articles of Incorporation, as amended, or the Company's Bylaws, as amended, which would delay, defer or prevent a change in control of the Company. Holders of the Company's common stock have no cumulative voting rights. Holders of shares of the Company's common stock are entitled to share ratably in dividends, if any, as from funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of shares of the Company's common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of the Company's common stock have no preemptive rights to purchase the Company's common stock. There are no conversion rights or redemption or sinking fund provisions with respect to the Company's common stock. All of the outstanding shares of the Company's common stock are fully paid and non-assessable.

                               PART II

   Item 1. MARKET PRICE OF AND DIVIDENDS On THE REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

          The Company's common stock is traded on the OTC Bulletin Board under the symbol "IIML." The following table sets forth, on a per share basis, and for the periods indicated, the high and low sales prices of the Company's common stock as reported on the OTC Bulletin Board. No dividends have been declared or paid on the Company's common stock, nor does the Company intend to declare or pay any dividends on the Company's common stock in the near future. All sales prices are set forth taking into effect all stock splits, exclusive of commissions or discounts of any nature. As of January 30, 1997, there were
approximately 448 shareholders of record of the Company's common stock.   The
average daily trading volume of the Company's common stock since January 1996 is approximately 65,600 shares per day. The Company did not exist in its present form prior to January 1996, therefore stock prices prior to that time are not applicable.

                                                 Price Range
                                        ---------------------------------
                                         High                     Low
                                       -----------            -----------
1996:
     First Quarter                      $ 3.25                    $ 2.25
     Second Quarter                      14.00                      2.19
     Third Quarter                       12.13                      4.28
     Fourth Quarter                       5.88                      2.00
1997:
     First Quarter
     (through January 30, 1997)           2.81                      1.87

   Item 2.     LEGAL PROCEEDINGS

          The Securities and Exchange Commission (the "SEC") informed the Company in June, 1996 that it was conducting an informal investigation of the Company. The focus of that investigation appears to the Company to be (i) the removal of restrictive legends from shares of the Company's stock prior to the share exchange transactions that occurred in January 1996; (ii) the sale of shares by prior affiliates of the Company; (iii) the purchase and sale of shares by persons that bought stock prior to the share exchange transactions that occurred in January, 1996; and (iv) the trading activity in the Company's stock in the first and second quarter of 1996. The SEC has requested and received copies of documents from the Company's transfer agent and has interviewed special outside counsel for the Company in connection with the investigation. The Company does not know the current status of the investigation and has not had any formal or informal communication with the SEC since August 1996.

         The Company is involved in various other legal proceedings in the ordinary course of business, but is aware of no other legal proceedings which appear at this time as if the might have a material impact on its business.

   Item 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS On ACCOUNTING AND FINANCIAL DISCLOSURE

          None.

   Item 4.     RECENT SALES OF UNREGISTERED SECURITIES

     The following list shows all sales of unregistered securities consisting of common stock of the Company in the past three years. All such sales were of shares of the Company's common stock, and the information has been adjusted to take into account all stock splits, including a one for nineteen reverse split in January, 1996, and the four for one forward split in May, 1996. No underwriters were involved in any of the transactions described below. All shares of common stock issued in these transactions bear restrictive legends. The consideration given in each of the share exchanges was all of the outstanding common stock of the other constituent company. Each share exchange was exempt from registration under Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act"). The consideration in the International Marketing Associates private placement was services in the nature of promotional work at industry conventions. Each private placement was exempt from registration pursuant to Regulation D of the Securities Act. All persons receiving shares in the transactions described below were allowed access to the Company's books and records and made representations to the Company that they were acquiring shares of the Company's common stock for their own account and for investment purposes only.

    Share Exchange with Madison York & Associates, Inc. January 15, 1996 Number of shares issued: 16,824,900

    Share Exchange with Cabot Richards & Reed, Inc. January 15, 1996 Number of shares issued: 11,200,000

    Share Exchange with R & R Advertising, Inc.  January 15, 1996
Number of shares issued: 4,800,000

    Share Exchange with Inter-Active Marketing Group, Inc. March 5, 1996 Amount of shares issued: 1,634,800

International Marketing Associates Private Placement July 17, 1996

Amount of shares issued:  4,000

These shares of the Company's common stock were issued in exchange for International Marketing Associates agreeing to perform certain services for the Company including promotional services at trade shows. The Company intends to cancel these shares due to lack of performance by International Marketing Associates.

          The Company has issued warrants to purchase an aggregate of 500,000 shares of common stock at various exercise prices which are exercisable at various dates from the date hereof through the year 2001. All of these warrants were issued for services rendered on behalf of the Company, were not registered under the Securities Act and were exempt from any such registration under Section 4(2) of the Securities Act.

   Item 5.     INDEMNIFICATION OF DIRECTORS AND OFFICERS

          As authorized by Section 78.751 of the Nevada General Corporation Law, the Company may indemnify its officers and directors against expenses incurred by such persons in connection with any threatened, pending or completed action, suit or proceedings, whether civil, criminal, administrative or investigative, involving such persons in their capacities as officers and directors, so long as such persons acted in good faith and in a manner which they reasonably believed to be in the best interests of the Company. If the legal proceeding, however, is by or in the right of the Company, the director or officer may not be indemnified in respect of any claim, issue or matter as to which he is adjudged to be liable for negligence or misconduct in the performance of his duty to the Company unless a court determines otherwise.

          Under Nevada law, corporations may also purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director or officer (or is serving at the request of the corporation as a director or officer of another corporation) for any liability asserted against such person and any expenses incurred by him in his capacity as a director or officer. These financial arrangements may include trust funds, self insurance programs, guarantees and insurance policies.

          Article 6.E of the Articles of Incorporation of the Company and
Article 5 of the Bylaws of the Company provide that, to the fullest extent permitted by law, directors of the Company will not be liable for monetary damages to the Company or its stockholders for breaches of their fiduciary duties.

          The Company maintains Director and Officer liability insurance with an aggregate coverage amount of $1,000,000.

   PART F/S     FINANCIAL STATEMENTS

          The following is a list of the financial statements filed herewith:

Unaudited Financial Statements of iMall, Inc. as of September 30, 1996 and for the nine month period then ended, Audited Financial Statements as of June 30, 1996 and for the six month period then ended, and Audited Financial Statements as of December 31, 1995 and for the twelve month period then ended:

     Balance Sheets
     Statements of Operations
     Statements of Stockholders' Equity
     Statements of Cash Flows

Audited Financial Statements of Madison, York & Associates, Inc. as of December 31, 1995 and for the twelve month period then ended:

     Balance Sheets
     Statements of Operations
     Statements of Stockholders' Equity
     Statements of Cash Flows

Audited Financial Statements of Cabot, Richards & Reed, Inc. as of December 31, 1995 and 1994 and for the twelve month periods then ended:

     Balance Sheets
     Statements of Operations
     Statements of Stockholders' Equity
     Statements of Cash Flows

Audited Financial Statements of R & R Advertising, Inc. as of December 31, 1995, 1994 and 1993 and for the twelve month periods then ended:

     Balance Sheets
     Statements of Operations
     Statements of Stockholders' Equity
     Statements of Cash Flows

Audited Financial Statements of Physicomp Corporation (d.b.a. e.m.a.N.a.t.e.) as of December 31, 1995 and for the twelve month period then ended, and as of April 30, 1996 and for the four month period then ended.

     Balance Sheets
     Statements of Operations
     Statements of Stockholders' Equity
     Statements of Cash Flows







                           iMall, Inc.
                  (Formerly Natures Gift, Inc.)

                       Financial Statements

     September 30, 1996, June 30, 1996 and December 31, 1995

















                         C O N T E N T S


Accountants' Report                                                  3

Consolidated Balance Sheets                                          4

Consolidated Statements of Operations                                6

Consolidated Statements of Stockholders' Equity                      7

Consolidated Statements of Cash Flows                                8

Notes to the Consolidated Financial Statements                       10








<Letterhead of Crouch, Bierwolf & Chisholm, Certified Public Accountants,
appears here>
                   CROUCH, BIERWOLF & CHISHOLM
                   Certified Pubic Accountants
                   50 West Broadway, Suite 1130
                    Salt Lake City, Utah 84101

                   INDEPENDENT AUDITOR'S REPORT



To the Board of Directors and Stockholders of iMall, Inc.:

We have audited the accompanying consolidated balance sheet of iMall, Inc. (formerly Nature's Gift, Inc.) as of June 30, 1996 and December 31, 1995 and the related consolidated statements of operations, stockholders' equity and cash flows for six months ended June 30, 1996 and the year ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The financial statements as of September 30, 1996 were not audited by us and, accordingly, we do not express an opinion on them.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of iMall, Inc. as of June 30, 1996 and December 31, 1995 and the results of its operations and cash flows for the six months ended June 30, 1996 and the year ended December 31, 1995 in conformity with generally accepted accounting principles.

/s/ Crouch, Bierwolf & Chisholm

Salt Lake City, Utah
October 1, 1996

















                            iMall Inc.
                   Consolidated Balance Sheets

                              ASSETS
                                    ------

                                 September 30,     June 30,      December 31,
                                     1996           1996             1995
                                 --------------   -----------     ------------
                                  (unaudited)
CURRENT ASSETS

   Cash                          $   321,514      $  741,285    $   41,696
   Accounts receivable
   (net of allowance of
   $43,833,  $43,379
   and $0, respectively)             218,641          673,405           -
   Accounts receivable -
   related party (Note 5)              2,039            1,896      183,995
   Employee receivable                19,011              -             -
   Inventory (Note 1)                142,259          158,277           -
   Prepaid Expenses                  352,511          182,930       81,952
                                 -------------    -----------   ----------

     Total Current Assets          1,055,975        1,757,793      307,643
                                 -----------      -----------   ----------
PROPERTY &
 EQUIPMENT (Note 1)

   Office equipment                  331,749          301,020          -
   Furniture & fixtures               93,627           89,043          -
   Computer hardware                 475,014          308,386       62,088
   Computer software                 151,297           32,459          -
   Leased equipment                  121,760          121,760          -
   Leasehold improvements            196,867          183,765          -
                                 -----------      -----------   ----------

                                   1,370,314        1,036,433       62,088
   Less:
     Accumulated depreciation       (225,212)        (172,017)      (2,853)
     Accumulated depreciation -
     leased equipment                (29,595)         (29,206)         -
                                  -----------      -----------   ----------

     Total Property & Equipment    1,115,507          835,210       59,235
                                 -----------      -----------   ----------

    OTHER ASSETS

      Notes receivable               250,000              -            -
      Deposits                        20,396           20,796          -
      Organization costs
      (Note 1)                         1,511            1,626         934
                                 -----------      -----------   ---------
      Total Other Assets             271,907           22,422         934
                                 -----------      -----------   ---------
     TOTAL ASSETS                $ 2,443,389      $ 2,615,425   $ 367,812
                                 ===========      ===========   =========
The accompanying notes are an integral part of these financial statements.
                           iMall, Inc.
                   Consolidated Balance Sheets
                           (Continued)


               LIABILITIES AND STOCKHOLDERS' EQUITY
                     ------------------------------------

                                 September 30,      June 30,     December 31,
                                     1996             1996           1995
                                 --------------   -------------   ------------
CURRENT LIABILITIES               (unaudited)

  Accounts payable               $   453,243      $    476,261    $   65,290
  Payroll taxes payable                6,310            33,883            -
  Accrued commissions                 54,921           119,940            -
  Accrued vacation                    13,820             5,000            -
  Accrued bonuses                     18,500            10,800            -
  Accrued payroll                     97,624            54,827            -
  Accrued interest -
  related party (Note 5)               6,968             9,406            -
  Tax liability - current            148,711           290,785          5,821
  Tax liability - deferred
  (Note 1)                             8,956             8,956            -
   Current portion of
   long-term liabilities (Note 3)    195,842           155,171         52,420
                                 --------------   -------------   ------------

     Total Current Liabilities     1,004,895         1,165,029        123,531
                                 --------------   -------------   ------------

LONG TERM   LIABILITIES

   Note payable (Note 3)              12,500            12,500            -
   Note payable-related party
   (Note 3)                          145,082           145,082         52,420
   Capital lease obligations
   (Note 3)                           80,494            89,848            -
   Less current portion             (195,842)         (155,171)       (52,420)
                                 --------------   -------------   ------------
     Total long term Liabilities      42,234            92,259            -

     TOTAL LIABILITIES             1,047,129         1,257,288        123,531
                                 --------------   ------------    ------------
STOCKHOLDERS' EQUITY

   Common stock par value $.001
    100,000,000 shares authorized
    60,489,827, 60,489,827 and
    38,453,631 shares issued and
    outstanding  respectively         60,489           60,489          38,453
    Paid-in-capital                  369,714          394,714         226,359
    Retained earning (deficit)       966,057          902,934         (20,531)
                                 -------------    -----------     ------------
     Total Stockholders' Equity    1,396,260        1,358,137         244,281
                                -------------    -----------     ------------
TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY             $ 2,443,389      $ 2,615,425     $   367,812
                                 =============    ===========     ============
The accompanying notes are an integral part of these financial statements.
                           iMall, Inc.
              Consolidated Statements of Operations

                                For the nine    For the nine                      For the year
                                months ended    months ended     For the six      ended
                                September       September        months ended     December 31,
                                30, 1995        30, 1995         June 30, 1996    1995
                                --------------  --------------   --------------   --------------
                                (unaudited)     (unaudited)
REVENUES                        $ 12,601,116    $    258,561     $  8,842,497     $  1,003,965

COST OF GOODS SOLD                 4,807,244          94,488        3,648,370          195,903
COST OF GOODS SOLD -
 RELATED PARTY (Note 5)            1,576,125          60,649        1,024,985          241,132
                                --------------  --------------   --------------   --------------

GROSS PROFIT                       6,217,747         103,424        4,169,142          566,930
                                --------------  --------------   --------------   --------------
GENERAL &
 ADMINISTRATIVE EXPENSES           4,520,875          84,727        2,603,366          588,454
RELATED PARTY
  EXPENSES (Note 5)                   79,548             -          52,320               -
                                --------------  --------------   --------------   --------------

     Operating Income              1,617,324          18,697        1,513,456          (21,524)
                                --------------  --------------   --------------   --------------
OTHER INCOME
 AND (EXPENSES)
   Miscellaneous income              136,112             -             87,391            3,912
   Interest income                     6,125             -              3,330              -
   Depreciation                     (122,396)           (880)         (72,778)          (2,853)
   Bad debt                          (33,835)            -            (28,835)             -
   Interest                           (5,014)            -             (7,836)             -
   Loss on disposal of asset          (6,342)            -                -                -
   Amortization                      (10,203)            -               (530)             (66)
                                --------------  --------------   --------------   --------------
    Total other income and
    expenses                         (35,553)           (880)         (19,258)             993
                                --------------  --------------   --------------   --------------

   Income before income taxes      1,581,771          17,817        1,494,198          (20,531)
                                --------------  --------------   --------------   --------------
   Provision for income taxes
   (Note 1):
     Current                         586,227             -            561,777              -
     Deferred                          8,956             -              8,956              -
                                --------------  --------------   --------------   --------------

   Net income                   $    986,588    $     17,817     $    923,465     $    (20,531)
                                ============== ===============   ==============   ==============

   Net income (loss) per share  $       .017    $        .00     $      0.016     $      (0.00)
                                ============== ===============   ==============   ==============

   Weighted average of common
    shares outstanding            58,283,999      38,333,591       57,181,086       38,396,766
                                ============== ===============   ==============   ==============





The accompanying notes are integral part of these financial statements.






                           iMall, Inc.
         Consolidated Statements of Stockholders' Equity
            From January 1, 1995 through June 30, 1996

                                                  Additional      Retained
                        Common        Stock        Paid-in        Earnings
                        Shares        Amount       Capital        (Deficit)
                       -----------   -----------  -----------    -----------
Balance at
January 1, 1995              -        $   -        $    -         $      -

Stock issued for
cash at $1.50                3,000           2         1,998             -

Stock issued in
acquisition of
 EMS, Inc. (Note 2)            750           1        12,811             -

Stock issued in
private placement
 (Note 2)                   62,500          63       249,937             -

Net loss from inception
of operations on
September 1, 1995
through
December 31, 1995              -             -                      (20,531)
                        -----------   -----------  -----------    -----------
Balances,
December 31, 1995           66,250    $     66     $ 264,746       $(20,531)

Adjustment for
fractional share
on stock split (Note 2)      1,396           -           -              -

Reorganization
adjustment due to
reverse acquisition
(Note 1)                38,387,381      38,388       (40,734)           -

Shares issued for
acquisition of
Cabot, Richards &
Reed, Inc. (Note 2)     11,200,000      11,200      (131,216)           -

Shares issued for
acquisition of
R&R Advertising, Inc.
(Note 2)                 4,800,000       4,800       283,000            -

Shares issued for
services (Note 2)        2,800,000       2,800        25,200            -

Shares issued for
acquisition of
Physicomp, Inc.
(EmaNate, Inc.)
(Note 2)                 1,600,000       1,600       (66,107)          -


Shares issued for
acquisition of
Interactive Marketing,
Inc. (Note 2)            1,634,800       1,635        59,825           -

Net income for six
months ended June 30,
1996                           -            -            -          923,465
                        -----------   -----------  -----------    -----------

Balances at June 30,
1996                    60,489,827    $ 60,489     $ 394,714      $ 902,934

Distribution of S-Corp
earnings (Note 2)              -             -       (25,000)          -

Net income for the
three months
ended September
30, 1996                                                             63,123
                        -----------   -----------  -----------    -----------
Balances at
September 30, 1996      60,489,827    $ 60,489     $ 369,714      $ 966,057
                        ==========    =========== ============    ===========


































The accompanying notes are an integral part of these financial statements.

                           iMall, Inc.
              Consolidated Statements of Cash Flows

                                For the nine    For the nine                      For the year
                                months ended    months ended     For the six      ended
                                September       September        months ended     December 31,
                                30, 1995        30, 1995         June 30, 1996    1995
                                --------------  --------------   --------------   --------------
                                (unaudited)     (unaudited)
Cash Flows From Operating
Activities

Net income (loss)               $   986,588      $    17,817      $   923,465     $   (20,531)
Non-cash items:
   Depreciation & amortization      132,599              880           73,308           2,919
   Bad debt                          33,835              -             28,835             -
   Stock issued for services         28,000              -             28,000             -
   Loss on disposal of assets         6,342              -                -               -
   Changes in current assets
   and liabilities:
   Accounts receivable             (124,088)             -           (559,387)            -
   Accounts receivable-related
   party                             (2,039)             -             (1,896)        (22,375)
   Prepaid Expenses                (191,676)         (44,880)         (22,095)        (81,952)
   Deposits                           2,930              -              2,530             -
   Inventory                        (62,969)             -            (78,987)            -
   Accounts payable                 159,971           37,721          182,989          65,290
   Accrued liabilities               79,276              -            112,551           5,820
   Accrued interest-related
   party                                (20)             -              2,418             -
   Tax liability - current          148,481              -            290,555             -
   Tax liability - deferred           8,950              -              8,950             -
                                --------------  --------------   --------------   --------------
     Net Cash Provided (Used)
      by Operating Activities     1,206,180           11,538          991,236         (50,829)
                                --------------  --------------   --------------   --------------
Cash Flows from Investing
Activities

  Cash received on acquisition
  of subsidiaries                   152,046              -            152,046             -
  Purchase of property and
  equipment                        (725,855)             -           (375,494)        (49,275)
  Cash paid for other assets            -                -                -            (1,000)
  Cash paid for notes receivable   (250,000)             -                -          (250,000)
  Cash received on notes
  receivable                            -                -                -            88,380
                                --------------  -------------   ---------------   --------------
     Net Cash Provided (Used)
      by Investing Activities      (823,809)             -           (223,448)       (211,895)
                                --------------  -------------   ---------------   --------------
Cash Flows from Financing
Activities

  Cash received from stock
  issuance                              -              2,000              -          252,000
  Proceeds from debt financing          -                -                -          137,002
  Cash paid for undistributed
  S-corp earnings                   (25,000)             -                -              -
  Cash paid on long term debt       (35,857)             -            (26,503)       (84,582)
                                --------------  --------------   --------------   --------------
   Net Cash Provided (Used)
      by Financing Activities       (60,857)           2,000          (26,503)       304,420
                                --------------  --------------   --------------   --------------
    Increase in Cash                321,514           13,538          741,285         41,696

Cash and Cash Equivalents
 at Beginning of Period                 -                -               -               -
                                --------------  --------------   -------------    --------------
Cash and Cash Equivalents
 at End of Period               $   321,514     $     13,538     $    741,285      $  41,696
                                ============== ==============    ==============   ==============

                           iMall, Inc.
              Consolidated Statements of Cash Flows
                           (Continued)


                                For the nine    For the nine                      For the year
                                months ended    months ended     For the six      ended
                                September       September        months ended     December 31,
                                30, 1995        30, 1995         June 30, 1996    1995
                                --------------  --------------   --------------   --------------
                                (unaudited)     (unaudited)
Supplemental Cash Flow
Information:
  Cash paid for interest        $   5,014      $     -           $   7,386        $     -
  Cash paid for income taxes    $ 413,066      $     -           $ 270,992        $     -
Non-cash financing
transaction:
  Purchase of equipment with
   lease obligations           $   40,759      $     -           $  40,759        $    -
   Stock issued for equipment  $      -        $     -                 $     -          $ 12,812




































The accompanying notes are an integral part of these financial statements.



                           iMall, Inc.
            Notes to Consolidated Financial Statements
               June 30, 1996 and December 31, 1995

NOTE 1 - Summary of Significant Accounting Policies

a.   Organization

     The financial statements presented are those of iMall, Inc. (formerly Natures Gift, Inc.) (the Company). The Company was incorporated under the laws of the State of Utah on February 9, 1984 as Brickland Corporation. On May 31, 1991 the Company changed its name to Nature's Gift, Inc., but remained inactive. On January 8, 1996 the Company entered an agreement to acquire Madison, York & Associates, Inc. (a Utah Corporation) through a reverse acquisition. The recapitalized company then acquired Cabot, Richards & Reed, Inc. (a Utah Corporation) and R&R Advertising, Inc. (a California Corporation). The Company issued 16,736,399 shares for all the outstanding stock of Madison, York & Associates, Inc. (Madison) , 4,800,000 shares for R&R Advertising, Inc. (R&R) and 11,200,000 shares for Cabot, Richards & Reed, Inc. (Cabot). The acquisition of Madison was accounted for as a purchase with a recapitalization (reverse acquisition). The historical financial information prior to the acquisition is that of Madison York (the acquirer) and the stockholders' equity was retroactively restated on the December 31, 1995 balance sheet for the equivalent number of shares received in the merger after giving effect to the difference in par value. The acquisitions of R&R and Cabot were accounted for under the purchase method of a business combination.

     Subsequent to the acquisitions, the Company changed its name to iMall, Inc. The Companies acquired are in the seminar, advertising and Internet business. Their main focus is on building the "iMall" which is an electric shopping mall on the Internet. During the first quarter 1996, the Company changed the name of its subsidiary Madison York & Associates to iMall Consulting, Inc. On January 17, 1996, the Company created another subsidiary by organizing a corporation in Nevada named iMall Services, Inc. Various assets of R&R were transferred over to iMall Services at the recorded book values and the customer service function previously done by iMall Consulting was thereafter done through iMall Services. The assets and operations of iMall Services are consolidated with all other subsidiaries in these financial statements.

     The Company acquired two companies involved in Internet technology during the second quarter. On May 1, 1996, the Company acquired Physicomp, Inc. (EmaNate), a company specializing in information systems and Internet
consulting, in a business combination accounted for as a purchase.   On April
1, 1996, the Company acquired Inter-Active Marketing Group, Inc., a company specializing in yellow-page advertising on the Internet, in a business combination accounted for as a purchase (Note 2).

     The Company's headquarters are in Provo, Utah with offices in Studio City, California and Woodland Hills, California.

b.   Recognition of Revenue

     The Company has several types of revenue generated from six activities. The different types of revenue and the timing of the revenue recognition is listed below:

SEMINAR REVENUE
     The Company stages seminars to businesses and individuals introducing them to the Internet and the iMall, a shopping mall on the Internet. The attendees pay a fee for the seminar. Recognition of the revenue occurs at the completion of the seminar.

NOTE 1 - Summary of Significant Accounting Policies (Continued)

HOMESTUDY REVENUE
     The Company offers homestudy courses on the same material discussed in seminars. The customer pays the homestudy fee before receiving the materials. Recognition of the revenue occurs when an order is placed.

MAINTENANCE FEE
     The Company maintains web sights for customers for a monthly fee. The fee is collected monthly. Recognition of revenue occurs when a customer is billed for said fees.

WEB SITE DESIGN REVENUE
     The Company designs and upgrades web sights for customers. The customer is provided bids on the designs. Recognition of the revenue occurs when the customer is billed for the design or upgrade.

WORKSHOP REVENUE
     The Company offers several different seminars that relate to information systems and Internet technology. The attendees pay a fee for the seminars. Recognition of the revenue occurs at the completion of the seminar.

COMMERCE REVENUE
     The Company participates in the commerce generated by the businesses on the iMall. A percentage of some of the revenue generated is recognized when the sale is made to the buyer.

     All revenues except the homestudy revenues are considered service revenues. Homestudy revenues are generated from sale of physical goods, ie study manuals. However, the revenues generated from homestudy is less than 1% of total revenues, therefore separate classifications for revenue and cost of sales are not presented.

     The Company recognizes all revenue and expenses on the accrual basis of accounting.

c.   Earnings (Loss) Per Share

     The computation of earnings per share of common stock is based on the weighted average number of shares outstanding at the date of the financial statements.

d.   Provision for Income Taxes

     The Company files a consolidated income tax return for iMall, Inc. and its subsidiaries. The provision for income taxes includes a deferred and current portion.

     Deferred income taxes arise from timing differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or noncurrent, depending on the classification of the assets and liabilities to which they relate. Deferred taxes arising from timing differences that are not related to an asset or liability are classified as current or noncurrent, depending on the periods in which the timing differences are expected to reverse.

NOTE 1 - Summary of Significant Accounting Policies (Continued)

     The principal source of timing differences are due to different depreciation methods used for financial accounting and tax reporting. The
balance of deferred tax liabilities at June 30, 1996 is $8,956.    No deferred
taxes existed at December 31, 1995 because Madison was an S Corporation which passed all taxes through to its shareholders. Due to the acquisition, Madison, R&R and Cabot lost their S-Corp status. There were no undistributed S-Corp earnings in Madison, therefore, no adjustment to retained earnings was necessary.

     The deferred tax liability and the provision for income taxes is calculated as follows at June 30, 1996 and December 31, 1995:

                                                   1996           1995
                                                 --------       --------
Current provision for  income taxes:

Federal                                         $   472,558     $   -
State                                                89,219         -
Deferred                                              8,956         -

Total provision for income taxes                $   570,733     $   -

Deferred tax liability arising from:

Excess of tax over financial
  accounting depreciation                       $     8,956     $   -


A reconciliation of the income tax expenses at the statutory rate to income tax expense at the Company's effective rate is as follows:

                                                   1996           1995
                                                 --------       --------

Computed tax at the expected statutory rate      $ 508,028      $   -

State income tax-net of federal tax benefits        58,885          -

Means and entertainment expenses not deductible      3,820          -

Income tax expense                               $ 570,733     $    -

e.     Cash and Cash Equivalents

       The Company considers all highly liquid investments with maturities of three months or less to be cash equivalents.

f.     Property and Equipment

       Expenditures for property and equipment and for renewals and betterments, which extend the originally estimated economic life of assets or convert the assets to a new use, are capitalized at cost. Expenditures for maintenance, repairs and other renewals of items are charged to expense. When items are disposed of, the cost and accumulated depreciation are eliminated from the accounts, and any gain or loss is included in the results of operations.

       The provision for depreciation is calculated using the straight-line method over a five to seven year life. The leasehold improvements are depreciated over thirty years. The Company changed the leasehold improvement period to ten years on June 30, 1996. The depreciation expense for the periods ended June 30,
1996 and  December 31, 1995 was $72,778 and $2,853 respectively.

g.     Inventory

       Inventory consists of the following at June 30, 1996 and December 31, 1995:

                                                   1996        1995
                                                 --------    --------

       Preproduced commercials                   $  79,290   $   -
       Seminar literature                           75,852       -
       Computers                                     3,135       -

     Inventory consists of pre-produced commercials, seminar literature and computer equipment. Pre-produced commercials are regularly sold to the Company's clients with minor editing. The Company capitalized the costs paid to outside sources to produce the commercials. The market value is regularly evaluated by management based on the industry demand to determine if an
adjustment to lower the carrying value is necessary.   Seminar literature is
the materials used in conjunction with seminar presentation and home-study courses. Computer equipment is available to sell to customers or to employees. Inventory is stated at the lower of cost or market.

h.     Organization Costs

       Costs incurred to organized the Company have been capitalized and will be amortized over a 60 month period.

i.     Consolidation policy

       These consolidated financial statements include the books of iMall, Inc., Cabot, Richards & Reed, Inc., R&R Advertising, Inc. iMall Consulting, Inc., iMall Services, Inc., Physicomp, Inc. (EmaNate, Inc.) and Inter-Active Marketing, Inc. All intercompany accounts and transactions have been eliminated in the consolidation.

j.     Use of Estimates in the Preparation of Financial Statements

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. In these financial statements, assets, liabilities and earnings involve extensive reliance on management's estimates. Actual results could differ from those estimates.

NOTE 2 - Stock Transactions

       The Company entered into an agreement on September 27, 1995 with EMS, Inc. and its principals to acquire the assets of EMS, Inc. which consists of computer equipment, software and a web site on the Internet called the iMall. The Company issued 750 shares of common stock in exchange for 100% of the stock of EMS, Inc. The acquisition was valued at $12,812 and accounted for as a purchase.

       On December 10, 1995, the board of directors authorized the issuance of 200,000 shares to qualified investors in a private placement. At December 31, 1995, 62,500 shares were issued at a price per share of $4.00. Proceeds of $250,000 were received by the Company.

       On January 8, 1996 the Company effected a reverse split of 1 for 19 shares and on March 22, 1996 the Company effected a forward stock split of 4 for 1. All per share amounts for have been retroactively restated to reflect the stock split. The Company also changed its authorized common stock to 40,000,000 shares with a par value of $.001.

       Per the stock exchange agreement and merger previously mentioned, the Company issued 4,800,000 shares to R&R Advertising for all their outstanding stock. R&R's net book value of $287,000 was recorded as the value of the acquisition. 11,200,000 shares were issued to Cabot, Richards & Reed for all their outstanding stock, with a net book value of $(120,016). Because the fair market value of the stock issued to Cabot at the time of the acquisition could not be determined, no goodwill was recognized in the transaction and the net asset value was used to value the acquisition. 16,824,900 shares were issued to Madison, York Associates for all their outstanding stock. The net book value of Madison of $244,281 was recorded as the value of this acquisition. The Company also issued 2,800,000 shares to an investment banking firm for services valued at $28,000 which were rendered in connection with the acquisition. No relationship existed between the Company and the investment banking firm prior to the services performed.

       Subsequent to the acquisition, the retained earnings of iMall, Inc. were cleared and the history of the Madison (iMall Consulting) was recorded. The merger was treated as a reverse acquisition and reorganization. The stockholders' equity on the December 31, 1995 financial statements were retroactively restated for the equivalent number of shares received in the merger after giving effect to the difference in par value, plus the shares outstanding in Nature's Gift at the time of the acquisition. The adjustment makes the stockholders' equity at December 31, 1995 comparable with that June 1996.

       On May 1, 1996, the Company acquired Physicomp, Inc. (EmaNate), a company specializing in information systems, Internet consulting and front-page creations for web sites on the Internet, in a business combination accounted for as a purchase. The results of operations of Physicomp are included in the accompanying financial statements since the date of
acquisition.   Physicomp exchanged all outstanding shares of common stock for
1,600,000 shares of common stock in the Company. The acquisition was recorded at the net asset value of Physicomp of $(64,507), because the value of the Company stock could not be determined.

       On April 1, 1996 the Company acquired Inter-Active Marketing Group, Inc., (Inter-Active) a company specializing in yellow-page advertising on the Internet, in a business combination accounted for as a purchase. The results of operations of Inter-Active are included in the accompanying financial statements since the date of acquisition. Inter-Active exchanged all outstanding shares of common stock for 1,634,800 shares of common stock in the
Company.   The purchase was recorded at the net asset value of Inter-Active of
$61,460.

NOTE 3 - Long-Term Liabilities

Long-term liabilities consist of capital lease obligations, notes payable and notes payable-related party. Capital lease obligations are detailed in the following schedule as of June 30, 1996 and December 31, 1995:

                                              June 30,         December 31,
                                                1996              1995
                                            --------------    --------------
Capital lease obligation to a
corporation for computer
equipment, lease payments
due monthly of $632 through
June 1999, bears interest at
18% secured by computer
equipment                                   $  8,742          $    -

Capital lease obligation to a
corporation for copy machines,
lease payments due monthly
of $1,166 through August 1999,
bears interest at 10%, secured
by copy machines                              37,844               -


Capital lease obligation to a
corporation for computer equipment,
lease payments due monthly of $1,941
through February, 1998, bears interest
at 16%, secured by computer equipment         33,946               -

Capital lease obligation to a corporation
for computer equipment, lease payments due
monthly of $354 through November 1997,
bears interest at 16%, secured by computer
equipment                                      4,238               -

Capital lease obligation to a
corporation for computer equipment,
lease payments due monthly of $191
through February 1998, bears interest
at 14.5%, secured by computer equipment        5,078               -
                                            --------------    --------------

   Total Capital Lease Obligations            89,848               -
                                            --------------    --------------

Notes payable are detailed in the following schedule as of June 30, 1996 and December 31, 1995:

                                              June 30,        December 31,
                                                1996              1995
                                            -------------    ---------------
Note payable to a corporation due
in June 1997                                  12,500              -

Total notes payable                           12,500              -
Note 3 - Long Term Liabilities (Continued)

Notes payable - related party are detailed in the following schedule as of June 30, 1996 and December 31, 1995:

                                              June 30,        December 31,
                                                1996              1995
                                            -------------    ---------------

Note payable to a shareholder, bears
interest at 10%, interest due monthly
with principal due upon demand 13,346
Note payable to a shareholder, bears
interest at 10%, interest due monthly
  with principal due upon demand                15,000             -

Note payable to a shareholder, bears
interest at 10%, interest due monthly
with principal due upon demand                  16,053             -

Note payable to a shareholder, bears
interest at 10%, interest due monthly
with principal due upon demand                  12,607             -

Note payable to a shareholder, bears
interest at 10%, interest due monthly
with principal due upon demand                   3,076             -

Note payable to a shareholder, bears
interest at 10%, interest due monthly
with principal due May 1996                     10,000             -
Note payable to a shareholder, bears
interest at 10%, interest due monthly
with principal due May 1996                      5,000             -

Note payable to a shareholder, bears
interest at 10%, interest due monthly
with principal due June 1996                    20,000             -

Note payable to a shareholder, bears
interest at 10%, interest due monthly
with principal due May 1998                     15,000             -

Note payable to a shareholder, bears
interest at 10%, interest due monthly
with principal due August 1998                  25,000             -

Note payable to a corporation owned
by an officer of the Company, interest
accrues at 10%, due upon demand                    -            52,420
                                            --------------   --------------

     Total Notes Payable-Related Party         145,082          52,420
                                            --------------   --------------
Total Long Term Liabilities                 $  247,430       $  52,420
                                            --------------   --------------

Less current portion of:
  Capital lease obligations                    (37,589)            -
  Notes payable                                (12,500)            -
  Notes payable - related party               (105,082)       ( 52,420)
                                            --------------   --------------

     Net Long Term Liabilities              $   92,259       $     -
                                            ==============   ==============

Future minimum capital lease payments are as follows:
1997                                                         $ 47,620
1998                                                           37,038
1999                                                           18,166
2000                                                            2,332
                                                             --------------
                                                              105,156

Less portion representing interest                            (15,308)
                                                             --------------

Total                                                        $ 89,848

Future minimum payments for notes payable are as follows:

1997                                                         $ 12,500
                                                             --------------

Total                                                        $ 12,500
                                                             --------------

Future minimum payments for notes payable - related party are as follows:

1997                                                         $105,082
1998                                                           40,000

Total                                                        $145,082

NOTE 4 - Commitments and Contingencies

During August 1995, the Company entered a lease agreement with RDR Properties to lease office space. The terms of the lease are on a month to month basis, and rent payments are $8,720 per month. The rent expense for the periods ended June 30, 1996 and December 31, 1995 was $52,320 and $0 respectively.

The Company leases office space in its California offices for $2,294 and $6,446 per month. The lease started May of 1995 and ends November 30, 1996. The future minimum lease payment for 1997 total $43,700. The rent expense for the periods ended June 30, 1996 and December 31, 1995 was $52,440, and $10,168 respectively. The total rent expense was $104,760 and $10,168 for 1996 and 1995 respectively.


Note 4 - Commitments and Contingencies (Continued)

The Company entered into a consulting agreement with an individual. The agreement states $5,000 will be paid per month as long as the consultant provides twenty hours of service per month. No ending date of the agreement is stated.

NOTE 5 - Related Party Transactions

The Company paid various related parties for advertising, rent and computer graphic design. During 1996 and 1995 Sierra Advertising received $1,460,723 and $147,555 respectively for advertising expenses. Sierra is owned by Craig Pickering and Mark Comer, officers of the Company. The advertising expenses are included in cost of goods sold.

The Company has a lease agreement for office space with RDR Properties (RDR) which is also owned by Craig Pickering and Mark Comer. The Company pays $8,720 per month to RDR. The rent paid as of June 30, 1996 and December 31, 1995 was $52,320 and $0 respectively.

The Company paid expenses for Richard Rosenblatt, an officer/shareholder of $1,896. A receivable of $1,896 is due from the officer at June 30, 1996.

During 1995, prior to the acquisition of Cabot and R&R, Madison had several transactions with Cabot and R&R who were owned by officers and shareholders of Madison. At December 31, 1995 the Company had a payable of $52,420 to R&R for advertising expenses. Total advertising expenses paid to R&R during 1995 was $93,410. The Company advanced R&R $115,785 for these expenses having a receivable balance of $22,375 at December 31, 1995.

The Company received $84,583 from Cabot for operating expenses. By the end of December 31, 1995, the Company paid the loan and advanced $250,000 to Cabot for operating expenses, leaving a receivable balance of $161,620.

Note 6 - Fair Values of Financial Instruments

The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, "Disclosure about Fair Value of Financial Instruments". The carrying amounts and fair value of the Company's financial instruments at June 30, 1996 and December 31, 1995 are as follows:
                              June 30, 1996              December 31, 1995
                         ---------------------       -----------------------
                         Carrying          Fair      Carrying         Fair
                         Amounts         Values      Amounts         Values
                         --------        ------      --------        ------
 Cash and cash
equivalents              $ 741,285       $ 741,285   $ 41,696        $ 41,696
Long-term debt including
 current maturities        247,430         249,402     52,420          51,131

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments.

Cash and Cash Equivalents
The carrying amounts reported on the balance sheet for cash and cash equivalents approximate their fair value.

Note 6 - Fair Values of Financial Instruments (Continued)

Long-term Debt

The fair values of long-term debt are estimated using discounted cash flow analyses based on the Company's incremental borrowing rate as the discount rate.

Note 7 - Pro forma Statement of Operations

On January 8, 1996, the Company acquired all outstanding stock of Madison, R&R and Cabot. On April 1, and May 1, 1996 the Company acquired all the outstanding common stock of Inter-Active and Physicomp, respectively. For accounting purposes, the acquisition of Madison has been treated as a recapitalization of Madison, with Madison as the acquirer (reverse acquisition). The historical financial statements prior to January 8, 1996 are those of Madison. Pro forma information giving effect to the acquisitions as if the acquisitions took place January 1, 1995 is as follows:

                                      September 30,          December 31,
                                          1996                  1995
                                      -------------          ------------

Revenues                              $12,722,232            $13,179,710
Cost of goods sold                      6,465,470              8,120,336
                                      -------------          ------------
Gross profit                            6,256,762              5,059,374
General & administrative                4,649,609              3,910,618
Other income (expenses)                   (52,434)                28,934
                                      -------------          ------------
Income from continuing operations       1,554,719              1,177,690
Provision for income taxes                584,574                442,811
                                      -------------          ------------
Net income                            $   970,145               $734,879
                                      =============          ============
Net income per share                  $      .016                  $.012
                                      =============          ============
Weighted average of common shares
outstanding                            60,489,827             60,429,660
                                      =============          ============
Pro forma assumptions and adjustments
-------------------------------------

The pro forma statement of operations assumes the acquisition of all subsidiaries occurred at January 1, 1995. Earnings per share assumes the recapitalization and stock issuances occurred at January 1, 1995. The only adjustments to the pro forma statement of operations is the elimination of intercompany revenues and expenses. The elimination totals decreased sales and cost of sales by $870,217 and $74,352 for the periods September 30, 1996 and December 31, 1995, respectively.

Note 8 - Unaudited Interim Financial Statements

The Company has elected to omit substantially all footnotes to the financial statements for the three months ended September 30, 1996, since there have been no material changes (other than indicated in other footnotes) to the information reported above. The information furnished herein was taken from the books and records of the Company without audit. However, such information reflects all adjustments which are, in the opinion of management, necessary to properly reflect the results of the interim period presented. The information presented is not necessarily indicative of the results from operations expected for the full fiscal year.








































                 Madison, York & Associates, Inc.

                       Financial Statements

                        December 31, 1995

                         C O N T E N T S


Accountants' Report                                                      3

Balance Sheet                                                            4

Statement of Operations                                                  5

Statement of Stockholders' Equity                                        6

Statement of Cash Flows                                                  7

Notes to the Financial Statements                                        9







































<Letterhead of Crouch, Bierwolf & Chisholm, Certified Public Accountants
appears here>
                   CROUCH, BIERWOLF & CHISHOLM
                   Certified Public Accountants
                   50 West Broadway, Suite 1130
                    Salt Lake City, Utah 84101

                   INDEPENDENT AUDITOR'S REPORT



To the Board of Directors and Stockholders of Madison, York & Associates, Inc.:

We have audited the accompanying balance sheet of Madison, York & Associates, Inc. as of December 31, 1995, and the related statements of operations, stockholders' equity and cash flows from inception of operations on September 1, 1995 through the four months ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Madison, York & Associates, Inc. as of December 31, 1995 and the results of its operations and cash flows from inception of operations on September 1, 1995 through December 31, 1995 in conformity with generally accepted accounting principles.

/s/ Crouch, Bierwolf & Chisholm

Salt Lake City, Utah
February 23, 1996

                 Madison, York & Associates, Inc.
                          Balance Sheet
                        December 31, 1995

                              Assets
                                    ------

Current Assets
     Cash                                                      $   41,696
     Accounts receivable - related party (Note 4)                  22,375
     Prepaid expenses                                              81,952
     Notes receivable - related party (Note 4)                    161,620
                                                               ----------

Total Current Assets                                              307,643
                                                               ----------

Property and Equipment (Net) (Note 2)                              59,235
                                                               ----------

Other Assets
     Organization costs (Note 1)                                     934
                                                               ----------
      Total Assets                                            $   367,812
                                                              ===========

               Liabilities and Stockholders' Equity
                     ------------------------------------

Current Liabilities
     Accounts payable                                       $     65,290
     Accrued expenses                                              5,821
     Notes payable - related parties (Note 4)                     52,420
                                                            ------------

     Total Current Liabilities                                   123,531
                                                            ------------

Total Liabilities                                                123,531
                                                            ------------
Stockholders' Equity
Common stock, no par value;
  10,000 shares authorized;
  66,250 shares issued and outstanding                           264,812
Retained deficit                                                 (20,531)
                                                            ------------
Total Stockholders' Equity                                       244,281
                                                            ------------
Total Liabilities and Stockholders' Equity                  $    367,812
                                                            ============








The accompanying notes are an integral part of these financial statements.

                 Madison, York & Associates, Inc.
                     Statement of Operations
From Inception of Operations on September 1, 1995 through December 31, 1995


                                                          For the year
                                                             ended
                                                          December 31,
                                                             1995
                                                          ------------
REVENUES                                                  $ 1,003,965

COST OF SALES                                                 437,035
                                                          ------------

GROSS PROFIT                                                  566,930
                                                          ------------
GENERAL & ADMINISTRATIVE EXPENSES                             588,454
                                                          ------------

Operating Income (Loss)                                       (21,524)
                                                          ------------

OTHER INCOME AND (EXPENSES)
Depreciation                                                   (2,853)
Amortization                                                      (66)
Miscellaneous income                                            3,912
                                                         -------------

Total Other Income and (Expenses)                                 993
                                                         -------------

LOSS BEFORE INCOME TAXES                                      (20,531)

PROVISION FOR INCOME TAXES                                        -
                                                         -------------
NET LOSS                                                 $    (20,531)
                                                         =============

NET LOSS PER SHARE                                       $      (2.18)
                                                         =============
WEIGHTED AVERAGE OUTSTANDING SHARES                            $9,385
                                                         =============















The accompanying notes are an integral part of these financial statements.


                 Madison, York & Associates, Inc.
                Statement of Stockholders' Equity
                        December 31, 1995


                                Common    Stock                Retained
                            -----------------------            --------
                              Shares       Amount              Earnings
                            ----------   ----------            --------

Balance at November 4, 1994       -      $    -                $   -
stock issued for cash         3,000         2,000                  -

Stock issued in
acquisition of EMS, Inc.
  (Note 3)                      750        12,812                  -

Stock issued in private
placement                    62,500       250,000                  -
  (Note 6)

Net loss from inception
of operations
on September 1, 1995
through December 31, 1995       -             -                 (20,531)
                            ----------   ----------            ---------

Balances - December 31,
1995                         66,250      $264,812              $(20,531)
                            ==========   ==========            =========




























The accompanying notes are an integral part of these financial statements.


                 Madison, York & Associates, Inc.
                      Statement of Cashflows
From Inception of Operations on September 1, 1995 through December 31, 1995

Cash Flows From Operating Activities:

Net loss                                                   $   (20,531)
Less non-cash items:
  Depreciation & amortization                                    2,919
Decrease/(Increase) in assets:
  Accounts receivable-related party                            (22,375)
  Prepaid expenses                                             (81,952)
Increase/(decrease) in liabilities:
  Accounts payable & accrued expenses                          124,908
                                                           -----------

Net cash provided by operating activities                        2,969
                                                           -----------
Cash Flows From Investing Activities:

Purchase of property & equipment                               (49,275)
Cash paid for other assets                                      (1,000)
Cash paid for notes receivable                                (250,000)
                                                           ------------

Net cash used by investing activities                         (300,275)
                                                           ------------

Cash Flows From Financing Activities:

Contribution by shareholders                                  252,000
Cash paid on long-term debt                                   (50,000)
Proceeds from debt financing                                  137,002
                                                           ----------

Net cash provided by financing activities                     339,002
                                                           ----------

Increase in Cash                                               41,696

Cash and Cash Equivalents at Beginning of Period                  -
                                                           -----------
Cash and Cash Equivalents at End of Period                 $   41,696
                                                           ==========

                 Madison, York & Associates, Inc.
                      Statement of Cashflows
From Inception of Operations on September 1, 1995 through December 31, 1995
                           (Continued)
Additional Cash-flow information:

Net Cash Paid For:

Income Taxes                                               $      -
                                                           ==========
Interest                                                   $      -
                                                           ==========
Non-cash financing transaction:

Stock issued for equipment (Note 3)                        $  12,812
                                                           =========



The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Organization
------------
Madison, York & Associates, Inc. (The Company) was incorporated under the laws of the state of Utah on November 4, 1994. However, the Company did not begin operations until September 1, 1995. The Company currently operates three divisions; a division which provides seminars to businesses and individuals on how to get set up on the Internet, a world wide web computer network, to advertise their products and services, a division which assists businesses and individuals place advertisements on the Internet, and a division that operates a web site called the "I-MALL", where businesses can advertise and sell their products or services in the electronic shopping mall. The Company's headquarters is located in Provo, Utah with an office in Studio City, California.

Cash and Cash Equivalents
-------------------------
Cash equivalents include short-term highly liquid investments with maturities of three months or less at the time of acquisition.


Income Per Share of Common Stock
--------------------------------
The income per share of common stock is based on the weighted average number of shares issued and outstanding at the date of the financial statements.


Provision for Taxes
-------------------
Madison, York & Associates, Inc. has elected to file federal and state income taxes under corporation subchapter S. Therefore no state or federal income tax liability exists for the Company.

Organization Costs
------------------
The Company has capitalized costs related to the organization of the Company. These costs are being amortized over a period of 60 months on the straight-line basis.


Note 1 - Summary of Significant Accounting Policies (Continued)

Recognition of Revenue
----------------------
The Company has several types of revenue generated from four activities. The different types of revenue and the timing of the revenue recognition is listed below:

SEMINAR REVENUE
The Company stages seminars to businesses and individuals introducing them to the Internet and the iMall, a shopping mall on the Internet. The attendees pay a fee for the seminar. Recognition of the revenue occurs at the completion of the seminar.

HOMESTUDY REVENUE
The Company offers homestudy courses on the same material discussed in seminars. The customer pays the homestudy fee before receiving the materials. Recognition of the revenue occurs when an order is placed.

MAINTENANCE FEE
The Company maintains web sights for customers for a monthly fee. The fee is collected monthly. Recognition of revenue occurs when a customer is billed for said fees.

WORKSHOP REVENUE
The Company offers several different seminars that relate to information systems and Internet technology. The attendees pay a fee for the seminar. Recognition of the revenue occurs at the completion of the seminar.

All revenues except the homestudy revenues are considered service revenues. Homestudy revenues are generated from sales of physical goods, ie study manuals. However, the revenues generated from homestudy is less than 1% of total revenues, therefore separate classifications for revenue and cost of sales are not presented.

Note 2 - Property and Equipment

Property and equipment consist of the following at December 31, 1995:

   Office Equipment                             $   62,088
   Less Accumulated Depreciation                    (2,853)
                                                -----------

   Total Property & Equipment                   $   59,235

Depreciation expense is computed on the straight-line method over the estimated useful lives of the assets. Depreciation expense for the period ended December 31,1995 is $2,853.

Note 3 - Acquisition of EMS, Inc./Stock Issuance

The Company entered into an agreement on September 27, 1995 with EMS, Inc. and its principals to acquire the assets of EMS, Inc. which consists of computer equipment, software and a web site on the Internet. The Company issued 750 shares of common stock in exchange for 100% of the stock of EMS, Inc. The acquisition was valued at $12,812, and accounted for as a purchase.

Note 4 - Related Parties

R&R Advertising, Inc. (R&R) is an advertising company owned by Richard Rosenblatt, one of the principal owners of the Company. Currently, Richard Rosenblatt serves on the Board of Directors and as vice-president of the Company. The Company had a payable of $52,420 to R&R as of December 31, 1995.

R&R Advertising paid various advertising and operating expenses of the Company during the year in the amount of $93,410. The Company advanced R&R $115,785 for these expenses leaving a receivable balance of $22,375 at December 31, 1995.

Cabot, Richards, & Reed, (Cabot) Inc. is a seminar company owned by Mark Comer and Craig Pickering, two of the six principal owners of the Company's common stock. Currently, Craig Pickering serves as President and member of the Board of Directors for the Company. Mark Comer serves as the Treasurer/Secretary and member of the Board of Directors for the Company. The Company received $84,583 from Cabot for operating expenses. By the end of December 31, 1995, the Company paid the loan and advanced $250,000 to Cabot for operating expenses, leaving a receivable balance of $161,620.

The Company paid Sierra Advertising hte sum of $147,535 for advertising during 1995. Sierra is also owned by Mr. Pickering and Mr. Comber.

Note 5 - Contingencies and Commitments

The Company leases office space in its California office for $2,294 per month. The lease started May of 1995 and ends November 30, 1996. The future minimum lease payments for 1996 total $25,229.

Note 6 - Stock Issuances

The Company issued 750 shares of common stock on September 27, 1995 to EMS, Inc.. The Company acquired all of the assets valued at $12,812. Note 3 contains the details of the transactions.

On December 10, 1995, the board of directors authorized the issuance of 200,000 shares to qualified investors in a private placement. At December 31, 1995, 62,500 shares were issued at a price per share of $4.00. Proceeds of $250,000 were received by the Company.


Note 7 - Subsequent Events

On January 8, 1996, the Company entered into a share exchange agreement with iMall Inc. (iMall) (formerly Natures Gift, Inc.) a publicly held company. iMall issued shares of its common stock for all the outstanding shares of the Company. iMall has no assets or liabilities and no operations, therefore the merge will be treated as a reverse acquisition. Cabot and R&R were also acquired by iMall on the same date. The merge will be effective January 1, 1996 for accounting and bookkeeping purposes, and the Company will consolidate it's financial information with iMall and it's other subsidiaries. There was no change in the management or operation of the Company as a result of the acquisition.







































                   CABOT, RICHARDS & REED, INC.

                       Financial Statements

                    December 31, 1995 and 1994






                         C O N T E N T S


Accountants' Report                       3

Balance Sheets                            4

Statements of Operations                  6

Statements of Stockholders' Equity        7

Statements of Cash Flows                  8

Notes to the Financial Statements         9

                           [Letterhead]
                   CROUCH, BIERWOLF & CHISHOLM
                   Certified Public Accountants
                   50 West Broadway, Suite 1130
                    Salt Lake City, Utah 84101
          ---------------------------------------------




                   INDEPENDENT AUDITOR'S REPORT



To the Board of Directors and Stockholders of Cabot, Richards & Reed, Inc.:

We have audited the accompanying balance sheets of Cabot, Richards & Reed, Inc. as of December 31, 1995 and 1994 and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cabot, Richards & Reed, Inc. as of December 31, 1995 and 1994 and the results of its operations and cash flows for the years then ended in conformity with generally accepted accounting principles.

/s/ Crouch, Bierwolf & Chisholm

Salt Lake City, Utah
February 23, 1996

                   Cabot, Richards & Reed, Inc.
                          Balance Sheets

                              ASSETS
                             -------

                                          December 31     December 31
                                            1995            1994
                                        --------------  --------------
CURRENT ASSETS

   Cash                                 $          -    $          -
   Accounts receivable                             -            7,600
   Accounts receivable-
      related party (Note 2)                       -          300,000
   Prepaid Expenses                            50,440              -
                                        --------------  --------------
   Total Current Assets                        50,440         307,600
                                        --------------  --------------
PROPERTY & EQUIPMENT (Note 1)

   Furniture & fixtures                        25,434          21,869
   Leasehold improvements                     109,906           2,200
   Leased equipment                            54,878          54,878
   Office equipment                           117,531          83,711
                                        ---------------  -------------
                                              307,749         162,658
   Less:
     Accumulated depreciation                 (63,358)        (37,904)
     Accumulated depreciation -
          leased equipment                    (14,635)         (3,659)
                                        ---------------  -------------
     Total Property & Equipment               229,756         121,095
                                        --------------   -------------

     TOTAL ASSETS                       $     280,196    $    428,695
                                        ==============   =============




















The accompanying notes are an integral part of these financial statements.


                   Cabot, Richards & Reed, Inc.
                     Balance Sheets continued


               LIABILITIES AND STOCKHOLDERS' EQUITY
               ------------------------------------

                                        December 31         December 31
                                           1995                1994
                                      ----------------   ---------------
CURRENT LIABILITIES

   Bank overdraft                     $        40,170    $      321,206
   Accounts payable                           149,925            14,061
   Accounts payable-
       related party (Note 2)                 161,620                -
   Accrued expenses                             5,696                -
   Current portion of long-term
       liabilities (Note 3)                    13,992            13,992
                                      ----------------   ---------------
     Total Current Liabilities                371,403           349,259
                                      ----------------   ---------------


LONG TERM LIABILITIES (Note 3)

   Capital lease obligations                   42,802            52,008
   Less current portion                       (13,992)          (13,992)
                                      ----------------   ---------------
     Total long term Liabilities               28,810            38,016
                                      ----------------   ---------------
     TOTAL LIABILITIES                        400,213           387,275
                                      ----------------   ---------------

STOCKHOLDERS' EQUITY

   Common stock, authorized
     10,000 shares issued and
       outstanding 2,000 shares
         respectively                           2,070             2,070

   Retained earnings                         (122,087)           39,350
                                      ----------------   ---------------
     Total Stockholders' Equity              (120,017)           41,420
                                      ----------------   ---------------

TOTAL LIABILITIES AND STOCKHOLDERS'
   EQUITY                             $       280,196    $      428,695
                                      ================   ===============









The accompanying notes are an integral part of these financial statements.

                   Cabot, Richards & Reed, Inc.
                     Statements of Operations



                                        For the years ended December 31
                                    ----------------------------------------
                                      1995            1994            1993
                                   -------------  -------------  -------------

REVENUES                           $  6,603,988   $  5,994,022   $  3,235,785

COST OF SALES                         3,776,763      3,495,408      1,708,537
                                   -------------  -------------  -------------
GROSS PROFIT                          2,827,225      2,498,614      1,527,248
                                   -------------  -------------  -------------
GENERAL & ADMINISTRATIVE EXPENSES     2,009,309      2,178,795      1,483,586
                                   -------------  -------------  -------------
     Operating Income                   817,916        319,819         43,662
                                   -------------  -------------  -------------
OTHER INCOME AND (EXPENSES)
   Miscellaneous workshop income        111,980             -              -
   Inerest expense                      (4,786)        (2,168)         (3,147)
   Loss on disposal of assets             (953)        (1,743)            -
   Depreciation                        (37,677)       (36,116)         (7,796)
     Total Other Income and
          (Expenses)                     68,564        (40,027)       (10,943)
                                   -------------  -------------  -------------
INCOME BEFORE INCOME TAXES              886,480         79,792         32,719
PROVISION FOR INCOME TAXES                   -              -              -
                                   -------------  -------------  ------------
NET INCOME                         $    886,480   $    279,792   $     32,719
                                   ============= ============== ==============
NET INCOME PER SHARE               $     443.24   $     139.89   $      16.36
                                   ============= ============== ==============
WEIGHTED AVERAGE OUTSTANDING
SHARES                                    2,000          2,000          2,000
                                   ============= ============== ==============

















The accompanying notes are an integral part of these financial statements.




                   Cabot, Richards & Reed, Inc.
                Statements of Stockholders' Equity
          From January 1, 1993 through December 31, 1995

                                    Common Stock                   Retained
                                ---------------------------        Earnings
                                   Shares           Amount         (Deficit)
                                --------------  --------------  --------------
Balance on January 1, 1993                 -    $          -    $          -
                                --------------  --------------  --------------
Issuance of stock for cash              2,000           2,070              -
Net income for the year ended
   December 31, 1993                       -               -           32,719
                                --------------  --------------  --------------
Balance on December 31, 1993            2,000           2,070          32,719

Dividends paid during 1994                                           (273,162)

Net income for the year
   ended December 31, 1994                 -               -          279,793
                                --------------  --------------  --------------
Balance on December 31, 1994            2,000           2,070          39,350

Dividends paid during 1995                 -               -       (1,047,917)

Net income for the year
   ended December 31, 1995                 -               -          886,480
                                --------------  --------------  --------------
Balance on December 31, 1995            2,000   $       2,070   $     122,087
                                ============== =============== ===============



























The accompanying notes are an integral part of these financial statements.


                   Cabot, Richards & Reed, Inc.
                     Statements of Cash Flows

                                                For the years ended December 31
                                            ------------------------------------------------
                                                1995               1994            1993
                                            --------------  ---------------  ---------------
Cash Flows From Operating Activities

Net gain (loss)                             $     886,480   $      279,792    $      32,719
Non-cash items:
   Depreciation & amortization                     37,677           36,116            7,796
   Loss on disposal of assets                         953            1,743               -
Changes in current assets and liabilities:
   Accounts receivable                              7,600             (700)              -
   Accounts receivable - related party            300,000               -                -
   Prepaid Expenses                               (50,440)              -                -
   Accounts payable                              (159,099)         222,822          108,354
   Accrued liabilities                              5,696               -                -
                                            --------------  ---------------  ---------------
     Net Cash Provided (Used) by Operating
           Activities                           1,028,867          539,773          148,869
                                            --------------  ---------------  ---------------
Cash Flows from Investing Activities

  Purchase of property and equipment             (137,161)         (34,511)         (73,269)
  Cash paid for notes receivable                  (84,583)        (229,230)         (77,670)
                                            --------------  ---------------  ---------------
     Net Cash Provided (Used) by Investing
             Activities                          (221,744)        (263,741)        (150,939)
                                            --------------  ---------------  ---------------
Cash Flows from Financing Activities
  Dividends paid                               (1,047,917)        (273,162)              -
  Cash paid on long term debt                      (9,206)          (2,870)              -
  Cash received from debt financing               250,000               -                -
  Issuance of common stock                             -                -             2,070
                                            --------------  ----------------  --------------
     Net Cash Provided (Used) by
         Financing Activities                    (807,123)        (276,032)           2,070
                                            --------------  ---------------  ---------------
    Increase in Cash                                   -                -                -

Cash and Cash Equivalents at Beginning
      of Period                                        -                -                -
                                            --------------  ----------------  ---------------
Cash and Cash Equivalents at End of Period  $          -    $           -     $          -
                                            ============== ================= ================
Supplemental Cash Flow Information:
  Cash paid for interest                    $       4,786   $         2,168   $       3,147
  Cash paid for income taxes                $          -    $           -     $          -
Non-cash financing transaction:
  Purchase of equipment with lease
         obligations                        $          -    $        54,878   $       7,830




The accompanying notes are an integral part of these financial statements.











                   Cabot, Richards & Reed, Inc.
                Notes to the Financial Statements
December 31, 1995 and 1994

NOTE 1 - Summary of Significant Accounting Policies

     a.     Organization

     The financial statements presented are those of Cabot, Richards & Reed, Inc. (The Company). The Company was incorporated under the laws of the State of Utah on December 21, 1992. The Company provides workshops for businesses and individuals on 900 telephone services. The Company's headquarters are located in Provo, Utah.

     b.      Recognition of Revenue

     The Company has two types of revenue generated from different activities. The different types of revenue and the timing of the revenue recognition is listed below:

Seminar Revenue
----------------
      The Company stages seminars to businesses and individuals introducing them to the 900 telephone services. The attendees pay a fee for the seminar. Recognition of the revenue occurs at the completion of the seminar.

Homestudy Revenue
------------------
     The Company offers homestudy courses on the same material discussed in seminars. The customer pays the homestudy fee before receiving the materials. Recognition of the revenue occurs when an order is placed.

     Homestudy revenues are generated from sale of physical goods, ie study manuals. However, the revenues generated from homestudy is less than 5% of total revenues, therefore separate classifications for revenue and cost of sales are not presented.

     c.     Earnings (Loss) Per Share

      The computation of earnings per share of common stock is based on the weighted average number of shares outstanding at the date of the financial statements.

     d.      Provision for Income Taxes

     The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay corporate income taxes on its taxable income. Instead, the stockholders are liable for individual

                   Cabot, Richards & Reed, Inc.
                Notes to the Financial Statements
                    December 31, 1995 and 1994

Note 1 - Summary of Significant Accounting Policies (Continued)

income taxes on their respective shares of the Company's net operating income in their individual income tax returns. Therefore, no income tax expense appears on these financial statements.

     e.     Cash and Cash Equivalents

     The company considers all highly liquid investments with maturities of three months or less to be cash equivalents.

     f.     Property and Equipment

     Expenditures for property and equipment and for renewals and betterments, which extend the originally estimated economic life of assets or convert the assets to a new use, are capitalized at cost. Expenditures for maintenance, repairs and other renewals of items are charged to expense. When items are disposed of, the cost and accumulated depreciation are eliminated from the accounts, and any gain or loss is included in the results of operations.

     The provision for depreciation is calculated using the straight-line method over a five to seven year life.

     g.     Use of Estimates in the Preparation of Financial Statements

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. In these financial statements, assets, liabilities and earnings involve extensive reliance on management's estimates. Actual results could differ from those estimates.

NOTE 2 - Related Party Transactions

     During 1993 and 1994, the Company paid various companies for telemarketing, consulting, rent, and advertising services performed. These companies were owned by the owners of the Company. Sierra Advertising received $239,649 in 1993, $877,138 in 1994 and $812,452 in 1995. Ambridge Holding
Company received $131,500 in 1993, $761,619 in 1994 and $300,000 in 1995.
Answer Now, Inc. received $114,653 in 1993 and $599,957 in 1994. Success Systems, Inc. received $37,869 in 1993. SCM, Inc. received $177,735 in 1994, and Ambridge Report received $50,010 in 1994.

                      Cabot, Richards & Reed
                Notes to the Financial Statements
                    December 31, 1995 and 1994

Note 2 - Related Party Transactions (Continued)

     During 1995, the Company entered a lease agreement for office space with RDR Properties, L.L.C. (RDR). RDR is also owned by the owners of the Company. The Company pays $8,720 per month to RDR beginning in August 1995.

     During 1995, the Company advanced $84,583 in loans to Madison York Associate (Madison) a company with common ownership. Also during 1995 the company received $250,000 from Madison leaving a payable balance as of December 31, 1995 of $161,120. The loan is non-interest bearing and payable upon demand.

     The Company advanced Ambridge Holding $300,000 in 1994. The balance at 1995 was $0.


NOTE 3 - Long-Term Liabilities

     Capital lease obligations are detailed in the following schedule as of December 31, 1995 and 1994:

                                              December 31,    December 31,
                                                 1995            1994
                                             ---------------  --------------
Capital lease obligation to a
corporation for copy machines,
lease payments due monthly
of $1,166 through August 1999,
bears interest at 10%, secured
by copy machines.                            $       42,802   $      52,008
                                             ---------------  ---------------
Total Lease Obligations                      $       42,802   $      52,008
                                             ---------------  ---------------
Total long term liabilities                         204,422          52,008
Less current portion of:

Capital lease obligations                            13,992          13,992
                                             ---------------  ---------------
Total current portion                               175,612          13,992
                                             ---------------  ---------------
Net Long Term Liabilities                    $       28,810.  $
 38,016
                                             =============== ================
  Future minimum lease payments are
     as follows:
        1996                                                $      13,992
        1997                                                       13,992
        1998                                                       13,992
        1999                                                        9,328
                                                            ---------------
                                                                   51,304
        Less portion representing interest                         (8,502)
                                                            ---------------
        Total                                               $      42,802
                                                            ===============


NOTE 4 - Commitments and Contingencies

     During August 1995, the Company entered a lease agreement with RDR Properties to lease office space. The terms of the lease are on a month to month basis, and rent payments are $8,720 per month.

NOTE 5 - Subsequent Events

     On January 8, 1996, the Company entered into a share exchange agreement with iMall Inc. (iMall) (formerly Natures Fits, Inc.) a publicly held company. iMall issued shares of its common stock for all the outstanding shares of the Company. iMall has no assets or liabilities and no operations, therefore the merge will be treated as a reverse acquisition. Madison and R&R Advertising Inc., an advertising company in Studio City, California were also acquired by iMall on the same date. The merge will be effective January 1, 1996 for accounting and bookkeeping purposes, and the Company will consolidate it's financial information with iMall and it's other subsidiaries. There was no change in the management or operation of the Company as a result of the acquisition.

Note 6 - Fair Values of Financial Instruments
     The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, "Disclosure about Fair Value of Financial Instruments". The carrying amounts and fair value of the Company's financial instruments at June 30, 1996 and December 31, 1995 are as follows:

                                 June 30, 1996         December 31, 1995
                              ----------------------  ----------------------
                            Carrying        Fair    Carrying       Fair
                              Amounts         Values  Amounts        Values
                             -----------  ---------  ------------  ----------
Cash and cash equivalents    $        -   $     -    $       -     $      -
Long-term debt including
       current maturities        42,802      40,772       52,008      49,573

     The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments.

    Cash and Cash Equivalents
    -------------------------
     The carrying amounts reported on the balance sheet for cash and cash equivalents approximate their fair value.

     Long-term Debt
     ----------------
     The fair values of long-term debt are estimated using discounted cash flow analyses based on the Company's incremental borrowing rate as the discount rate.












































                      R&R ADVERTISING, INC.


                       Financial Statements

                  December 31, 1995, 1994 and 1993






                         C O N T E N T S


Accountants' Report......................... 3

Balance Sheets.............................. 4

Statements of Operations.................... 6

Statements of Stockholders' Equity.......... 7

Statements of Cash Flows.................... 8

Notes to the Financial Statements........... 9

            [Letterhead of Crouch, Bierwolf & Chisolm]
                   CROUCH, BIERWOLF & CHISHOLM
                   50 West Broadway, Suite 1130
                    Salt Lake City, Utah 84101
--------------------------------------------------------------------


                   INDEPENDENT AUDITOR'S REPORT



To the Board of Directors and Stockholders of R&R Advertising, Inc.:

We have audited the accompanying balance sheets of R&R Advertising, Inc. as of December 31, 1995 and December 31, 1994, and the related statements of operations, stockholders' equity and cash flows for the years ended December 31, 1995, 1994 and 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of R&R Advertising, Inc. as of December 31, 1995 and 1994, and the results of its operations and cash flows for the years ended December 31, 1995, 1994 and 1993 in conformity with generally accepted accounting principles.

/s/ Crouch, Bierwolf & Chisholm

Salt Lake City, Utah
February 28, 1996

                      R&R Advertising, Inc.
                          Balance Sheets

                              ASSETS
                            ----------

                                             December 31           December 31
                                                 1995                1994
CURRENT ASSETS                               -----------------  --------------

  Cash                                       $     115,863      $   184,153
  Accounts receivable (net allowance
    Of $5,000 and $0 respectively                   94,368           97,285
  Accounts receivable-related party (Note 2)        52,420              -
  Prepaid expenses                                  17,723           28,716
  Inventory (Note 1)                                79,290           15,900
                                             ----------------   --------------

     Total Current Assets                          359,664          326,054
                                             ----------------   --------------

PROPERTY & EQUIPMENT (Note 1)

  Furniture & fixtures                              15,735           10,125
  Office equipment                                  44,073           31,660
                                             ----------------   --------------
                                                    59,808           41,785
  Less: accumulated depreciation                    15,097            5,677
                                             ----------------   --------------
     Total Property & Equipment                     44,711           36,108

OTHER ASSETS

  Deposits                                          15,506           13,212
  Organization costs (net) (Note 1)                    180              240
                                             ----------------   --------------
     Total Other Assets                             15,686           13,452
                                             ----------------   --------------
     TOTAL ASSETS                            $     420,061      $   375,614
                                             ================   ==============


















The accompanying notes are an integral part of these financial statements.

                      R&R Advertising, Inc.
                     Balance Sheets continued


               LIABILITIES AND STOCKHOLDERS' EQUITY
           -------------------------------------------

                                           December 31          December 31
                                              1995                1994
CURRENT LIABILITIES                        ----------------   ----------------

  Accounts payable                         $      78,066      $        47,599
  Accounts payable - related party (Note 2)       22,375                  -
  Accrued expenses                                 6,649               16,310
  Deferred income (Note 1)                        25,172               57,810
                                           ----------------   ----------------
     Total Current Liabilities                   132,262              121,719
                                          ----------------   ----------------
LONG TERM LIABILITIES                               -                     -

     TOTAL LIABILITIES                           132,262              121,719
                                           ----------------   ----------------

STOCKHOLDERS' EQUITY

  Common stock, authorized 1,000 shares;
     issued and outstanding 200 shares
        respectively                              25,417               25,417
  Retained earnings                              262,382              228,478
                                           ----------------   ----------------

     Total Stockholders' Equity                  287,799              253,895
                                           ----------------   ----------------
     TOTAL LIABILITIES AND
      STOCKHOLDERS' EQUITY                 $     420,061      $       375,614
                                           ================   ================























The accompanying notes are an integral part of these financials statements.
                      R&R Advertising, Inc.
                     Statements of Operations




                                                        For the years ended December 31,
                                                 -----------------------------------------------
                                                 1995               1994              1993
                                            --------------  --------------  ---------------
REVENUES                                         $   5,404,505   $   4,485,204   $    1,710,150

COST OF SALES                                        3,754,110       3,103,168        1,412,703
                                                 --------------  --------------  ---------------
GROSS PROFIT                                         1,650,395       1,382,036          297,447
                                                 --------------  --------------  ---------------
GENERAL & ADMINISTRATIVE EXPENSES                    1,138,996         796,650          209,107
                                                 --------------  --------------  ---------------
   Operating Income                                    511,399         585,386           88,340
                                                 --------------  --------------  ---------------
OTHER INCOME AND (EXPENSES)
   Interest income                                          87              -                -
   Depreciation                                         (9,419)         (4,783)            (894)
                                                 --------------  --------------  ---------------
     Total Other Income and (Expenses)                  (9,332)         (4,783)            (894)
                                                 --------------  --------------  ---------------
INCOME (LOSS) BEFORE INCOME TAXES                      502,067         580,603           87,446

PROVISION FOR INCOME TAXES                                  -               -                -
                                                 --------------  --------------  ----------------
NET INCOME                                       $     502,067   $     580,603   $       87,446
                                                 ============== =============== =================
NET INCOME PER SHARE                             $    2,510.34   $    2,903.02   $       437.23
                                                 ============== =============== =================
AVERAGE OUTSTANDING SHARES                                 200             200              200
                                                 ============== =============== =================
































The accompanying notes are an integral part of these financial statements

                      R&R Advertising, Inc.
                Statements of Stockholders' Equity
          From January 1, 1993 through December 31, 1995



                                         Common Stock              Retained
                                   -------------------------       Earnings
                                    Shares          Amount         (Deficit)
                                   ------------  ------------  --------------
Balance on January 1, 1993               -       $     4,000   $      83,090
                                   ------------  ------------  --------------
Distributions to proprietor                                         (149,118)

Net income (loss) for the year
   ended December 31, 1993               -                -           87,446
                                   ------------  ------------  --------------
Balance on March 31, 1993                -             4,000          21,418

Issuance of common stock for
   cash and assets of sole
     proprietorship                        200        21,417         (21,418)

Dividends paid                           -                -         (352,125)

Net income for the year ended
   December 31, 1994                     -                -          580,603
                                   ------------  ------------  --------------
Balance on December 31, 1994               200        25,417         228,478

Dividends paid                           -                -         (468,163)

Net income for the year ended
   December 31, 1995                     -                -          502,067
                                   ------------  ------------  --------------
Balance on December 31, 1995               200   $    25,417   $     262,382
                                   ============ ============= ===============





















The accompanying notes are an integral part of these financial statements.

                      R&R Advertising, Inc.
                     Statements of Cash Flows

                                                               For the years ended December 31
                                                          ---------------------------------------
                                                          1995           1994              1993
                                                       ------------  ------------  --------------
Cash Flows from Operating Activities

Net gain (loss)                                        $   502,067   $   580,603   $    87,446
Less non-cash items:
   Depreciation & amortization                               9,479         4,783           894
   Bad debt                                                  5,000            -             -
Changes in current assets and liabilities:
   Accounts and accrued interest receivable                 (2,083)      (97,285)           -
   Accounts receivable - related party                     (52,420)           -             -
   Prepaid expenses                                         10,993       (28,716)           -
   Accounts payable & accrued expenses                      10,543       121,780            -
   Inventory                                               (63,390)       (3,900)      (12,000)
                                                       ------------  -------------  -------------
     Net Cash Provided (Used) by
      Operating Activities                                 420,189       577,265        76,340
                                                       ------------  ------------   ------------
Cash Flows from Investing Activities

   Purchase of property and equipment                      (18,022)      (31,992)       (8,898)
   Deposits                                                 (2,294)       (9,387)       (3,825)
   Organization costs                                           -             -           (300)
                                                       ------------  -------------  -------------
     Net Cash Provided (Used) by
      Investing Activities                                 (20,316)      (41,379)      (13,023)
                                                       ------------  -------------  -------------
Cash Flows from Financing Activities

   Dividends paid                                         (468,163)     (352,125)     (149,118)
                                                       -------------  ------------  -------------
     Net Cash Provided (Used) by
      Financing Activities                                (468,163)     (352,125)     (149,118)
                                                       -------------  ------------  -------------
Increase (Decrease) in Cash                                (68,290)      183,761       (85,801)
                                                       -------------  ------------  -------------
Cash and Cash Equivalents at Beginning
of Period                                                  184,153           392        86,193
                                                       -------------  ------------  -------------
Cash and Cash Equivalents at End of Period             $   115,863    $  184,153    $      392
                                                       ============= ============= =============
Supplemental Cash Flow Information:
   Cash paid for interest                              $        -     $       -     $       -
   Cash paid for income taxes                          $        -     $       -     $       -


















The accompanying notes are an integral part of these financial statements.


                         R&R Advertising
                Notes to the Financial Statements
                 December 31, 1995, 1994 and 1993

NOTE 1 - Summary of Significant Accounting Policies

     a.    Organization

     The financial statements presented are those of R&R Advertising, Inc. (The Company). The Company was incorporated under the laws of the State of California on January 5, 1994. The Company is engaged in advertising activities, providing advertising in newspaper, TV, radio and magazines around the country.

     b.     Recognition of Revenue

     The Company generates revenue through placing advertisements for its clients in newspapers, radio spots and magazines. The recognition of the revenue occurs when the Company places the advertisements for its clients. The Company also sells to it's customers, the right to air a commercial which is preproduced with minor editing to bear the client information. The costs to edit the commercial is minimal and the revenues generated are less than 1% of the total revenues, therefore, separate classification of these revenues and cost of sales are not presented.

     c.     Earnings (Loss) Per Share

     The computation of earnings per share of common stock is based on the weighted average number of shares outstanding at the date of the financial statements.

     d.      Provision for Income Taxes

     The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay corporate income taxes on its taxable income. Instead, the stockholders are liable for individual income taxes on their respective shares of the Company's net operating income in their individual income tax returns. Therefore, no income tax expense appears on these financial statements.

     e.      Cash and Cash Equivalents

     The company considers all highly liquid investments with maturities of three months or less to be cash equivalents.


                      R&R Advertising, Inc.
                Notes to the Financial Statements
                 December 31, 1995, 1994 and 1993

NOTE 1 - Summary of Significant Accounting Policies (Continued)

     f.     Property and Equipment

     Expenditures for property and equipment and for renewals and betterments, which extend the originally estimated economic life of assets or convert the assets to a new use, are capitalized at cost. Expenditures for maintenance, repairs and other renewals of items are charged to expense. When items are disposed of, the cost and accumulated depreciation are eliminated from the accounts, and any gain or loss is included in the results of operations.
The provision for depreciation is calculated using the straight-line method over a five to seven year life.

     g.     Inventories

      Inventory consists of pre-produced commercials which are regularly resold to the Company's clients with minor editing. The Company capitalized the costs paid to outside sources to produce the commercials. The market value is regularly evaluated by management based on the industry demand to determine if an adjustment to lower the carrying value is necessary.

     h.      Deferred Revenues/Revenue Recognition

     Various customers place deposits with the Company before their advertising has run. The Company records the deposits as deferred revenue until the advertisements have been booked and paid, at such time the Company records the revenue.

     i.      Organization Costs

     Costs incurred to organize the Company have been capitalized and will be amortized over a 60 month period.

     j.     Use of Estimates in the Preparation of Financial Statements

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. In these financial statements, assets, liabilities and earnings involve extensive reliance on management's estimates. Actual results could differ from those estimates.


                      R&R Advertising, Inc.
                Notes to the Financial Statements
                 December 31, 1995, 1994 and 1993

NOTE 2 - Related Party Transactions

     During 1995, the Company paid $20,806 to Liaison Customer Services, a company under common control, for services to the Company.

     The Company paid for various advertising and operating expenses of Madison York, Inc. a company partially owned by the President of the Company. Total expenses paid during the year equal $93,410. Madison reimbursed the Company the amount of $115,785 leaving a payable balance of $22,375 at December 31, 1995.

     During 1995, the Company advanced $52,420 to Madison, York and Associates, Inc. for the purchase of equipment and operating capital. The balance due from Madison at December 31, 1995 is $52,420.

NOTE 3 - Commitments and Contingencies

     During 1994 the Company entered into a lease agreement for office space. The Company pays monthly lease payments of $6,446 through November 30, 1996. Future minimum lease payments are as follows at December 31, 1995:

               1996                         $70,906
                                            ========

NOTE 4 - Stockholder Equity

     For the years prior to 1994, the Company was operating as a sole proprietorship. At January 5, 1994, the Company incorporated and the net equity of the Company at that time was recorded as the consideration received for the common stock issued. Retained earnings were reclassified at that time to common stock, leaving a zero balance for the newly organized corporation.

NOTE 5 - Subsequent Events

      On January 8, 1996, the Company entered into a share exchange agreement with iMall Inc. (iMall) (formerly Natures Gift, Inc.) a publicly held company. iMall issued shares of its common stock for all the outstanding shares of the Company. iMall has no assets or liabilities and no operations, therefore the merge will be treated as a reverse acquisition. Cabot, Richards & Reed, a seminar company in Provo, Utah and Madison were also acquired by iMall on the same date. The merge will be effective January 1, 1996 for accounting and bookkeeping purposes, and the Company will consolidate it's financial information with iMall and it's other subsidiaries. There was no change in the management or operation of the Company as a result of the acquisition.


















                      PHYSICOMP CORPORATION
                       (DBA EmaNate, Inc.)

                       Financial Statements

                April 30, 1996 and December 31, 1995






                         C O N T E N T S


Accountants' Report .................................................... 3

Balance Sheets.......................................................... 4

Statements of Operations ................................................6

Statements of Stockholders' Equity.......................................7

Statements of Cash Flows ................................................8

Notes to the Financial Statements .......................................9

                           [Letterhead}
                   CROUCH, BIERWOLF & CHISHOLM
                   Certified Public Accountants
                   50 West Broadway, Suite 1130
                    Salt Lake City, Utah 84101
        --------------------------------------------------


                   INDEPENDENT AUDITOR'S REPORT



To the Board of Directors and Stockholders of Physicomp Corporation (DBA EmaNate, Inc.):

We have audited the accompanying balance sheets of Physicomp Corporation as of April 30, 1996 and December 31, 1995, and the related statements of operations, stockholders' equity and cash flows for the four months ended April 30, 1996 and the year ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Physicomp Corporation as of April 30, 1996 and December 31, 1995 and the results of its operations and cash flows for the four months ended April 30, 1996 and the year ended December 31, 1995 in conformity with generally accepted accounting principles.


/s/ Crouch, Bierwolf & Chisholm

Salt Lake City, Utah
July 3, 1996

                      Physicomp Corporation
                       (DBA EmaNate, Inc.)
                          Balance Sheets

                              ASSETS
                           -----------
                                            April 30,         December 31,
                                             1996               1995
                                         ---------------    --------------
CURRENT ASSETS
   Cash                                  $       31,963     $       12,497
   Accounts receivable
     (net of allowance of $7,739 and
           2,937 respectively)                   50,290             55,800
   Prepaid expenses                              10,748             11,615
                                         ---------------    ---------------
     Total Current Assets                        93,001             79,912
                                         ---------------   ----------------
PROPERTY & EQUIPMENT (Note 1)

   Computer equipment                            77,866             61,909
   Leased Equipment                              15,996             15,996
   Office equipment                              22,975             14,151
   Leasehold improvements                         1,712                 -
                                         ---------------   ----------------
                                                118,549             92,056

   Less: accumulated depreciation               (24,827)           (17,125)
   Accumulated depreciation -
          leased equipment                       (3,932)            (3,552)
                                          ----------------   ----------------

     Total Property & Equipment                  89,790             71,379
                                         ----------------   ----------------
OTHER ASSETS

   Deposits                                       7,820              3,530
   Organization costs (net) (Note 1)                675                741
                                         ----------------   ----------------
     Total Other Assets                           8,495              4,271
                                         ----------------   ---------------
     TOTAL ASSETS                        $      191,286     $      155,562
                                        ================   ================















The accompanying notes are an integral part of these financial statements.

                      Physicomp Corporation
                       (DBA EmaNate, Inc.)
                     Balance Sheets continued


               LIABILITIES AND STOCKHOLDERS' EQUITY
            -----------------------------------------

                                            April 30,           December 31,
                                              1996                 1995
                                            ---------------   ----------------
CURRENT LIABILITIES
  Payroll tax payables                      $       39,930    $       3,599

  Accrued expenses                                  27,571           12,305
  Interest payable  related party                    6,988            4,097
  Customer deposits                                  1,060              650
  Current portion of long-term debt (Note 2)       119,331           96,750
                                            ---------------  ----------------
    Total Current Liabilities                      194,880           117,401
                                            ---------------  ----------------
Long-Term Debt (Note 2)
  Notes payable                                     25,000            25,000
  Notes payable - related party                    145,082           135,082

  Capital lease obligations                         10,162            12,017
  Less current portion (Note 2)                   (119,331)          (96,750)
                                            ---------------- ----------------
    Total Long-Term Debt                            60,913            75,349
                                            ---------------  ----------------
    Total Liabilities                              255,793           192,750
                                            ---------------  ----------------
Stockholders' Equity

  Common stock, no par value;
    75,000 shares authorized;
    75,000 shares issued and outstanding           120,000           120,000
  Retained earnings                               (184,507)         (157,188)
                                              ---------------- --------------
    Total Stockholders' Equity                     (64,507)          (37,188)
                                             ----------------- --------------
    Total Liabilities and
    Stockholders' Equity                     $     191,286     $     155,562
                                             ================  =============













The accompanying notes are an integral part of these financial statements.



                      Physicomp Corporation
                       (DBA EmaNate, Inc.)
                     Statements of Operations




                                       For the four           For the year
                                      months ended               ended
                                        April 30,              December 31,
                                           1996                   1995
                                      --------------          --------------
REVENUES                              $     334,791           $     241,604

COST OF SALES                               295,776                 226,780
                                      --------------          --------------
GROSS PROFIT                                 39,015                  14,824
                                      --------------          --------------
MARKETING EXPENSES                           12,477                  60,327

GENERAL & ADMINISTRATIVE EXPENSES            36,709                  79,519
                                      --------------          --------------
     Operating Loss                         (10,171)               (125,022)

OTHER INCOME AND (EXPENSES)
   Bad debt                                  (4,995)                 (2,937)

   Amortization                                (208)                   (198)
   Interest expense                          (3,661)                 (5,813)
   Tax expense                                 (245)                 (2,045)
   Interest income                              168                     179
   Depreciation                              (7,940)                (20,267)
                                       -------------        -----------------
     Total Other Income and (Expenses)      (16,881)                (31,081)
                                       --------------       ------------------
INCOME (LOSS) BEFORE INCOME TAXES           (27,052)               (156,103)

PROVISION FOR INCOME                            267                     800
                                      --------------        -----------------
NET INCOME                            $     (27,319)        $      (156,903)
                                      ==============        =================
NET INCOME PER SHARE                  $       (0.36)        $         (2.09)
                                      ==============        =================
AVERAGE OUTSTANDING SHARES                   75,000                  75,000
                                      ==============        =================











The accompanying notes are an integral part of these financial statements.



                      Physicomp Corporation
                       (DBA EmaNate, Inc.)
                Statements of Stockholders' Equity
          From December 31, 1994 through April 30, 1996



                                          Common Stock          Retained
                                 -----------------------------   Earnings
                                     Shares       Amount         (Deficit)
                                 --------------  -------------  -------------
Balance on December 31, 1994      75,000         $     75,000   $      (285)

Capital contribution                   -               45,000            -

Net income (loss) for the year ended
   December 31, 1995                   -                    -      (156,903)
                                ---------------  --------------  ------------
Balance on December 31, 1995      75,000              120,000      (157,188)

Net income (loss) for the four
   months ended April 30, 1996         -                    -       (27,319)
                                ---------------  -------------- -------------
Balance on April 30, 1996         75,000         $    120,000   $  (184,507)
                                =============== =============== =============

































The accompanying notes are an integral part of these financial statements.

                      Physicomp Corporation
                       (DBA EmaNate, Inc.)
                     Statements of Cash Flows

                                          For the four        For the
                                          months ended        year ended
                                            April 30,         December 31,
                                              1996               1995
                                          -----------------   ---------------
Cash Flows from Operating Activities

Net gain (loss)                           $        (27,319)   $     (156,903)

Less non-cash items:
   Depreciation & amortization                       8,148            20,465
   Bad debt                                          4,802             2,937

Changes in current assets and liabilities:
   Accounts receivable                                 708           (53,741)
   Prepaid expenses                                    867           (10,765)
   Accounts payable & accrued expenses              54,488            20,001
   Customer deposits                                   410               650
   Lawsuit losses                                       -             25,000
                                          -----------------   ----------------
     Net Cash Provided (Used) by
      Operating Activities                          42,104          (152,356)
                                          -----------------   ----------------
Cash Flows from Investing Activities

   Purchase of property and equipment              (26,493)          (56,981)
   Deposits                                          4,290            (2,530)
                                          -----------------   ----------------
   Net Cash Provided (Used) by
      Investing Activities                         (30,783)          (59,511)
                                          -----------------   ----------------
Cash Flows from Financing Activities

   Capital contribution from shareholder                -             45,000
   Principal payments on leased equipment           (1,855)           (2,526)
   Cash received from note payable - related
        party                                       10,000           135,082
                                          -----------------  ----------------
     Net Cash Provided (Used) by
      Financing Activities                          8,145            177,556
                                          -----------------  ----------------
Increase (Decrease) in Cash                        19,466            (34,311)

Cash and Cash Equivalents at Beginning
of Period                                          12,497             46,808
                                          ----------------   ----------------
Cash & Cash Equivalents at End of Period  $        31,963    $        12,497
                                          ================   ================
Supplemental Cash Flow Information:
   Cash paid for interest                 $           537    $         1,446
   Cash paid for income taxes             $            -     $            -



The accompanying notes are an integral part of these financial statements.



                      Physicomp Corporation
                       (DBA EmaNate, Inc.)
                Notes to the Financial Statements
               April 30, 1996 and December 31, 1995

NOTE 1 - Summary of Significant Accounting Policies

     a.     Organization

     The financial statements presented are those of Physicomp Corporation (DBA EmaNate, Inc.) (The Company). The Company was incorporated under the laws of the State of California on September 20, 1994, and is engaged in computer engineering specializing in information systems, internet consulting and front-page design for webb sites on the internet.

     b.     Recognition of Revenue

     The Company has two types of revenue from two service activities. The different types of revenue and the timing of the revenue are listed below:

Maintenance Fee
---------------
     The Company maintains web sights for customers for a monthly fee. The fee is collected monthly. Recognition of revenue occurs when a customer is billed for said fees.

Web Sight Design Revenue
-------------------------
     The Company designs and upgrades web sights for customers. The customer is provided bids on the designs. Recognition of the revenue occurs when the customer is billed for the design or upgrade.

     The two revenue activities are service revenue, therefore separate classifications for revenue and cost of sales are not presented.

     c.     Earnings (Loss) Per Share

     The computation of earnings per share of common stock is based on the weighted average number of shares outstanding at the date of the financial statements.

     d.     Provision for Income Taxes

     No provision for income taxes have been recorded due to net operating loss carryforwards totalling approximately $184,224, that will be offset against future taxable income. These NOL carryforwards begin to expire in the year 2008. No tax benefit has been reported in the financial statements because the Company believes there is a 50% or greater chance the carryforward will expire unused.

                      Physicomp Corporation
                       (DBA EmaNate, Inc.)
                Notes to the Financial Statements
               April 30, 1996 and December 31, 1995

NOTE 1 - Summary of Significant Accounting Policies (Continued)

     e.     Cash and Cash Equivalents

     The company considers all highly liquid investments with maturities of three months or less to be cash equivalents.

     f.      Property and Equipment

     Expenditures for property and equipment and for renewals and betterments, which extend the originally estimated economic life of assets or convert the assets to a new use, are capitalized at cost. Expenditures for maintenance, repairs and other renewals of items are charged to expense. When items are disposed of, the cost and accumulated depreciation are eliminated from the accounts, and any gain or loss is included in the results of operations.

     The provision for depreciation is calculated using the straight-line method over a five to seven year life. Leasehold improvements are depreciated over the life of the lease of four years.

     g.      Organization Costs

     Costs incurred to organize the Company have been capitalized and will be amortized over a 60 month period.

      h.     Use of Estimates in the Preparation of Financial Statements

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. In these financial statements, assets, liabilities and earnings involve extensive reliance on management's estimates. Actual results could differ from those estimates.

                      Physicomp Corporation
                       (DBA EmaNate, Inc.)
                Notes to the Financial Statements
               April 30, 1996 and December 31, 1995

NOTE 2 - Long-Term Debt

     Notes payable, notes payable - related party and capital lease obligations are detailed in the following schedules as of April 30, 1996 and December 31, 1995. Notes payable is detailed as follows:

                                                  1995              1996
                                              -------------   ---------------
Note payable to a corporation
two installments due of $12,500
on June 1, 1996 and June 1, 1997              $     25,000    $        25,000
                                              -------------   ---------------
Total Notes Payable                                 25,000             25,000
                                            -------------   ---------------
Notes payable - related party is detailed as follows:

Note Payable to an officer/
shareholder, bears interest
at 10%, interest due monthly
with principal due upon demand                     13,346              13,346

Note payable to an officer/
shareholder, bears interest at
10%, interest due monthly with
principal due upon demand                          15,000              15,000

Note payable to an officer/
shareholder, bears interest at
10%, interest due monthly with
principal due upon demand                          16,053              16,053

Note payable to an officer/
shareholder, bears interest at
10%, interest due monthly with
principal due upon demand                          12,607               2,607

Note payable to an officer/
shareholder, bears interest at
10%, interest due monthly with
principal due upon demand                          13,076              13,076

                      Physicomp Corporation
                       (DBA EmaNate, Inc.)
                Notes to the Financial Statements
               April 30, 1996 and December 31, 1995

NOTE 2 - Long Term Debt (continued)

Note payable to an officer/
shareholder, bears interest at
10%, interest due monthly with
principal due May 1996                             10,000              10,000

Note payable to an officer/
shareholder, bears interest at
10%, interest due monthly with
principal due May 1996                              5,000               5,000

Note payable to an officer/
shareholder, bears interest at
10%, interest due monthly with
principal due June 1996                            20,000              20,000

Note payable to an officer/
shareholder, bears interest at
10%, interest due monthly with
principal due May 1998                             15,000              15,000

Note payable to an officer/
shareholder, bears interest at
10%, interest due monthly with
principal due August 1998                          25,000              25,000
                                              -------------   ----------------
     Total Notes Payable -
        Related Party                             145,082             135,082

Capital Lease Obligations are detailed as follows:

                                                    1996               1995
                                              -------------   ----------------

Lease payable to a corporation,
bears interest at 16%, monthly
lease payments due of $354
through October 1997, secured
by computer and printing
equipment                                          5,651               6,975

                      Physicomp Corporation
                       (DBA EmaNate, Inc.)
                Notes to the Financial Statements
               April 30, 1996 and December 31, 1995

NOTE 2 - Long Term Debt (continued)

Lease payable to a corporation
bears interest at 14.5%, monthly
lease payments due of $191
through August 1999, secured
by printing equipment                              4,511               5,042
                                              -----------     ---------------
Total Capital Lease Obligations                   10,162              12,017
                                              -----------     ---------------

Total Long-Term Debt                             180,245             172,099
                                              -----------     ---------------

Less Current Portion of:
    Note Payable                                  12,500                  -
    Note Payable - Related Party                 105,082              95,082
    Capital Lease Obligations                      1,749               1,668
                                              -----------     ---------------
    Total Current Portion                        119,331              96,750

    Net Long-Term Debt                        $   60,914      $       75,349
                                              ===========     ===============

Future minimum principal payments on notes payable are as follows:

     1997                                $  117,582
     1998                                    12,500
     1999                                    40,000
     2000                                      -
                                         -----------
     Total                               $  170,082

Future minimum lease payments on capital lease obligations are as follows at April 30, 1996:

     1997                                     6,543
     1998                                     4,063
     1999                                       764
     2000                                         -
                                          ----------
     Total                                   11,370
     Less portion representing interest       1,207
                                         -----------
     Total                               $   10,163
                                         ===========





                      Physicomp Corporation
                       (DBA EmaNate, Inc.)
                Notes to the Financial Statements
               April 30, 1996 and December 31, 1995

NOTE 3 - Commitments and Contingencies

During 1994 the Company entered into a lease agreement for office space. The Company pays monthly lease payments of $4,290 through May 1, 1999. Future minimum lease payments are as follows at April 30, 1996:

     1997                   $      51,480
     1998                          51,480
     1999                          51,480
                            --------------
     Total Commitment       $     154,440
                            ==============

NOTE 4 - Subsequent Events

     On April 26, 1996, the Company entered into a share exchange agreement with iMall Inc. (iMall) (formerly Natures Gift, Inc.) a publicly held company. iMall issued shares of its common stock for all the outstanding shares of the Company. The merge will be effective May 1, 1996 for accounting and bookkeeping purposes and the Company will consolidate it's financial information with iMall and it's other subsidiaries. There was no change in the management or operation of the Company as a result of the acquisition.

NOTE 5 - Lawsuit Losses

     The officers and directors of the Company previously worked for the same corporation. Subsequent to their departure from this employer, a lawsuit was filed against the officers for violations of trade secrets. A settlement of $25,000 was achieved out of court and has been recorded as a note payable based on the terms of the agreement.

NOTE 6 - Stockholders' Equity

     During 1995 the shareholders of the Company contributed additional capital in the amount of $45,000. No additional shares were issued in this transaction.


                      Physicomp Corporation
                       (DBA EmaNate, Inc.)
                Notes to the Financial Statements
               April 30, 1996 and December 31, 1995

Note 7 - Fair Values of Financial Instruments

     The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, "Disclosure about Fair Value of Financial Instruments". The carrying amounts and fair value of the Company's financial instruments at April 30, 1996 and December 31, 1995 are as follows:





                                     April 30, 1996     December 31, 1995
                                  --------------------  ---------------------
                                  Carrying       Fair   Carrying        Fair
                                  Amounts      Values    Amounts       Values
                                  --------- ----------  ---------- ----------
Cash and cash equivalents         $  31,963  $  31,963 $   12,497  $  12,497
Long-term debt including
       current maturities           180,244    180,481    172,099    172,281

     The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments.

Cash and Cash Equivalents
--------------------------
     The carrying amounts reported on the balance sheet for cash and cash equivalents approximate their fair value.

Long-term Debt
---------------
The fair values of long-term debt are estimated using discounted cash flow analyses based on the Company's incremental borrowing rate as the discount rate.
   PART III

Item 1:      INDEX TO EXHIBITS

               2.1 Share Exchange Agreement between the Company and Madison, York, Inc.

               2.2 Share Exchange Agreement between the Company and Cabot, Richards & Reed.

               2.3 Share Exchange Agreement between the Company and R&R Advertising, Inc.

               2.4 Share Exchange Agreement between the Company and Physicomp Corporation (d.b.a. e.m.a.N.a.t.e.)

               2.5 Share Exchange Agreement between the Company and Interactive Marketing Group, Inc.

               3.1   Articles of Incorporation, as amended

               3.2   By-Laws, as amended

              10.1 Software License and Distribution Agreement between the Company and AT&T

              10.2   Limited Partnership Agreement with Positive Response T.V.

              10.3 Memorandum of Understanding between the Company and Softbank

              21     Subsidiaries

              27     Financial Data Schedule




                             SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   iMALL, INC.


                                   January 31,  1996

                                   By:/s/ Craig R. Pickering
                                        --------------------------
                                         Craig R. Pickering
                                         Chairman of Board and President

                                By:    /s/  Tracy W. Scott
                                    -------------------------
                                         Tracy W. Scott
                                         Chief Executive Officer


                                By:     /s/ Richard Rosenblatt
                                     --------------------------------
                                         Richard Rosenblatt
                                         Director and Senior Vice President


                                 By:   /s/ Mark R. Comer
                                     -----------------------------
                                         Mark R. Comer
                                         Director and Senior Vice President